

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



19 April 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad ("Amsteel") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 18 April 2005, Re: Notice of the Extraordinary Annual General Meeting;and

b) Circular to Shareholders dated 19 April 2005 in relation to:

(i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd ("LIPSB") for a cash consideration of RM1.00 to TMW Lion GmbH ("Purchaser") and the settlement of inter-company balances owing by LIPSB to Sea World Attraction Sdn Bhd based on the property asset Value to be adjusted for the net trade assets/liabialities to be taken over by the purchaser on closing; and

(ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd ("LSPSB") for a cash consideration of RM0.70 to the purchaser and the settlement of inter-company balances owing by LSPSB to Masbeef Sdn Bhd based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on closing.

Please contact the undersigned if you have any query.

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary



c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **18/04/2005 05:24:24 PM**
Reference No **AA-050418-3A5A2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 4 May 2005 at 10.00 am for the purpose of considering and if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1 – PROPOSED DISPOSAL OF LION IPOH PARADE SDN BHD ("LIPSB")

THAT, subject to the approvals of the relevant authorities and pursuant to the share sale and purchase agreement dated 8 November 2004 entered into among Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel Corporation Berhad ("Amsteel"), Sea World Attraction Sdn Bhd ("Sea World"), a wholly-owned subsidiary of AKR and TMW Lion GmbH ("TMW"), a subsidiary of TMW Asia Property Fund I GmbH & Co KG, approval be and is hereby given to AKR to dispose of its entire 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in LIPSB to TMW for a cash consideration of RM1.00 and the settlement of inter-company balances owing by LIPSB to Sea World based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW on completion ("Proposed Disposal of LIPSB") AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal of LIPSB, with full power to assent to any conditions, modifications, variations and/or amendments as may be necessary or required by the relevant authorities.

ORDINARY RESOLUTION 2 – PROPOSED DISPOSAL OF LION SEREMBAN PARADE SDN BHD ("LSPSB")

THAT, subject to the approvals of the relevant authorities and pursuant to the sale and purchase agreement dated 8 November 2004 entered into among Masbeef Sdn Bhd ("Masbeef"), a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR"), and TMW Lion GmbH ("TMW"), a subsidiary of TMW Asia Property Fund I GmbH & Co KG, approval be and is hereby given to Masbeef to dispose of its entire 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in LSPSB to TMW for a cash consideration of RM0.70 and the settlement of inter-company balances owing by LSPSB to Masbeef based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW on completion ("Proposed Disposal of LSPSB") AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal of LSPSB, with full power to assent to any conditions, modifications, variations and/or amendments as may be necessary or required by the relevant authorities.

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

18 APR 2005



By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
19 April 2005

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Company's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary


18 APR 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in **Amsteel Corporation Berhad** ("**Amsteel**" or the "**Company**"), please hand this Circular together with the accompanying Form of Proxy, to the agent through whom the sale or transfer was contracted for transmission to the purchaser or transferee.

The approval of the Securities Commission ("SC") for the relevant proposals shall not be taken to indicate that the Securities Commission recommends the proposals contained herein in this Circular. Shareholders should rely on their own evaluation to assess the merits and risks of the proposals.

The valuation approved or accepted by the SC shall only be utilised for the purpose of the corporate proposals submitted to and approved by the SC, and shall not be construed as an endorsement by the SC on the value of the subject assets for any other purposes.

Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS IN RELATION TO:

(A) THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 TO TMW LION GMBH ("PURCHASER") AND THE SETTLEMENT OF INTER-COMPANY BALANCES OWING BY LIPSB TO SEA WORLD ATTRACTION SDN BHD BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON CLOSING; AND

(B) THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 TO THE PURCHASER AND THE SETTLEMENT OF INTER-COMPANY BALANCES OWING BY LSPSB TO MASBEEF SDN BHD BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON CLOSING.

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Advised by

OSK

OSK SECURITIES BERHAD

(Company No. 14152-V)

(A Participating Organisation of Bursa Malaysia Securities Berhad)

The Notice of the Extraordinary General Meeting to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 4 May 2005 at 10.00 am, together with the Form of Proxy is set out in this Circular. You are required to complete the enclosed Form of Proxy and deposit it at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on or before the time and date indicated below if you are not able to attend the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last date and time for lodging the Form of Proxy : 2 May 2005, 10.00 am

Date and time of the Extraordinary General Meeting : 4 May 2005,10.00 am

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:-

"Acquisition Value"	:	Gross acquisition value of the property, in the case of LIPSB is Ipoh Parade and in the case of LSPSB is Seremban Parade
"Act"	:	The Companies Act, 1965
"Adjusted Acquisition Value"	:	Acquisition Value adjusted for the net trade assets/liabilities to be taken over by TMW on Closing
"Adjustment Period"	:	Within thirty (30) days after Closing
"Adjustment Retention Sum"	:	The sum of RM3,290,400 in the case of the Proposed Disposal of LIPSB and RM1,316,760 in the case of the Proposed Disposal of LSPSB to be retained for post Closing adjustment
"AKR"	:	Ayer Keroh Resort Sdn Bhd
"Amsteel" or the "Company"	:	Amsteel Corporation Berhad
"Amsteel Group" or the "Group"	:	Amsteel and its subsidiary and associated companies
"Amsteel Shares"	:	Ordinary shares of RM1.00 each in Amsteel
"Auditors"	:	KPMG Malaysia
"Board"	:	Board of Directors of Amsteel
"Bursa Securities"	:	Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)
"Closing"	:	Completion of the Proposed Disposals
"Completion Statement"	:	Completion statement stating the Adjusted Acquisition Value projected up to and including the Closing date
"EPS/LPS"	:	Earnings per share/Loss per share
"FYE"	:	Financial year end
"Ipoh Parade"	:	The shopping complex known as Ipoh Parade which is owned by LIPSB and excluding the Medical Centre
"Ipoh Parade Land"	:	The nine (9) pieces of 999 years leasehold land expiring between 2885 to 2894, measuring approximately 10.212 acres, held under land titles Pajakan Negeri 154816 for Lot 2902N Bandar Ipoh (U), Pajakan Negeri 154817 for Lot 2903N Bandar Ipoh (U), HS(D) 140057 PT 189848 Bandar Ipoh (U) (formerly part of Pajakan Negeri 154814 for Lot 2900N Bandar Ipoh (U)), Pajakan Negeri 68325 for Lot 8824N Bandar Ipoh (S), Pajakan Negeri 68326 for Lot 8825N Bandar Ipoh (S), Pajakan Negeri 50789 for Lot 8691U Bandar Ipoh (U), Pajakan Negeri 154130 for Lot 33516 Bandar Ipoh (U), Pajakan Negeri 154131 for Lot 33518 Bandar Ipoh (U) and Pajakan Negeri 155166 for Lot 2904N Town of Ipoh (U), all in Daerah Kinta, Negeri Perak
"KRW"	:	South Korean Won
"LIPSB"	:	Lion Ipoh Parade Sdn Bhd
"LIPSB Shares"	:	Ordinary shares of RM1.00 each in LIPSB

"LIPSB SPA"	:	The share sale and purchase agreement dated 8 November 2004 as varied by the letters dated 28 February 2005 and 31 March 2005 respectively, in respect of the Proposed Disposal of LIPSB
"LO"	:	Letters of offer dated 11 August 2004 from TMW in respect of the proposed disposal of Ipoh Parade and Seremban Parade
"LSPSB"	:	Lion Seremban Parade Sdn Bhd
"LSPSB Shares"	:	Ordinary shares of RM1.00 each in LSPSB
"LSPSB SPA"	:	The share sale and purchase agreement dated 8 November 2004 as varied by the letters dated 28 February 2005 and 31 March 2005 respectively, in respect of the Proposed Disposal of LSPSB
"LSPSB Vendors"	:	Collectively, Masbeef and Amir Nur Sabri bin Mohamad
"Masbeef"	:	Masbeef Sdn Bhd
"Medical Centre"	:	The proposed medical centre annexed to the Ipoh Parade shopping complex
"MI"	:	Minority interest
"MPS Premises"	:	The 5th Floor of Seremban Parade occupied by Majlis Perbandaran Seremban ("MPS level") and the lift lobby on the ground floor serving the MPS level measuring in total, an area of approximately 33,380 square feet
"NBV"	:	Net book value
"NLA"	:	Net lettable area
"NTA/NTL"	:	Net tangible assets/net tangible liabilities
"OSK"	:	OSK Securities Berhad
"Parades"	:	Collectively, Ipoh Parade and Seremban Parade
"PAT/LAT"	:	Profit after taxation/Loss after taxation
"PBT/LBT"	:	Profit before taxation/Loss before taxation
"Proposed Disposals"	:	Collectively, the Proposed Disposal of LIPSB and the Proposed Disposal of LSPSB
"Proposed Disposal of LIPSB"	:	The proposed disposal by AKR of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in LIPSB for a cash consideration of RM1.00 to the Purchaser and the settlement of inter-company balances owing by LIPSB to Sea World based on the Adjusted Acquisition Value by the Purchaser
"Proposed Disposal of LSPSB"	:	The proposed disposal by Masbeef and Amir Nur Sabri bin Mohamad of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in LSPSB for a cash consideration of RM0.70 and the 30% equity interest comprising 3,000 ordinary shares of RM1.00 each in LSPSB for a cash consideration of RM0.30, respectively, to the Purchaser and the settlement of inter-company balances owing by LSPSB to Masbeef based on the Adjusted Acquisition Value by the Purchaser
"Purchaser" or "TMW"	:	TMW Lion GmbH

"RM" and "sen"	:	Ringgit Malaysia and sen respectively
"SC"	:	Securities Commission
"SC Guidelines"	:	The SC's Guidelines on Issue/Offer of Securities
"Sea World"	:	Sea World Attraction Sdn Bhd
"Security Trustee"	:	The security trustee of the holders of the bonds and debts issued by Amsteel and Amsteel Harta (L) Ltd pursuant to Amsteel's corporate and debt restructuring scheme
"Seremban Parade"	:	The shopping complex known as Seremban Parade which is owned by LSPSB and excluding the MPS premises
"Seremban Parade Land"	:	The 99-year leasehold land, measuring approximately 4.856 acres, expiring on 3 October 2094, held under title number H.S. (D) 92634 PT 5148, Bandar Seremban, Daerah Seremban, Negeri Sembilan Darul Khusus
"SPAs"	:	Share sale and purchase agreements in respect of the Proposed Disposals
"USD"	:	United States Dollar
"Vendors"	:	Collectively, AKR and Masbeef
"Yen"	:	Japanese Yen

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Circular shall be a reference to Malaysian time, unless otherwise stated.

TABLE OF CONTENTS



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Registered Office:-
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

19 April 2005

Board of Directors

Jen (B) Tan Sri Dato' Zain Mahmud Hashim (*Chairman*)
Ong Kek Seng (Managing Director)
Tan Sri William H.J. Cheng
Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of Amsteel Corporation Berhad

Dear Sir/Madam

AMSTEEL CORPORATION BERHAD

(A) THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 TO TMW LION GMBH ("PURCHASER") AND THE SETTLEMENT OF INTER-COMPANY BALANCES OWING BY LIPSB TO SEA WORLD ATTRACTION SDN BHD BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON CLOSING; AND

(B) THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 TO THE PURCHASER AND THE SETTLEMENT OF INTER-COMPANY BALANCES OWING BY LSPSB TO MASBEEF SDN BHD BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON CLOSING.

---

1. INTRODUCTION

On 23 August 2004, OSK, on behalf of the Board, announced that LIPSB, a wholly-owned subsidiary of AKR, which in turn is a 70%-owned subsidiary of Amsteel, and LSPSB, a 70%-owned subsidiary of Masbeef, which in turn is a wholly-owned subsidiary of AKR, had respectively, on 20 August 2004 accepted the LO from TMW for the following proposals:-

(i) the proposed disposal of the shopping complex known as Ipoh Parade for a total cash consideration of RM161,525,000; and

(ii) the proposed disposal of the shopping complex known as Seremban Parade for a total cash consideration of RM64,624,000.

Subsequently, on 9 November 2004, OSK, on behalf of the Board, announced the following:-

(i) that AKR, Sea World, a wholly-owned subsidiary of AKR, and TMW, had on 8 November 2004 entered into a share sale and purchase agreement for:-

(a) the disposal of the entire equity interest in LIPSB comprising 10,000,000 ordinary shares of RM1.00 each fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment by the Purchaser of the inter-company balances owing by LIPSB to Sea World, to be computed based on the Acquisition Value of RM164.52 million after taking into consideration the net trade assets or liabilities to be assumed by the Purchaser, based on the audited Completion Statement of LIPSB as at the date of Closing ("**LIPSB Interco Payment**"). The LIPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by LIPSB to Sea World;

(ii) that Masbeef, Amir Nur Sabri bin Mohamad (the registered owners of 70% and 30% equity interest in LSPSB respectively) and TMW, had on 8 November 2004 entered into a share sale and purchase agreement for:-

(a) the disposal of the entire equity interest in LSPSB comprising 10,000 ordinary shares of RM1.00 each fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment by the Purchaser of the inter-company balances owing by LSPSB to Masbeef, to be computed based on the Acquisition Value of RM65.84 million after taking into consideration the net trade assets or liabilities to be assumed by the Purchaser, based on the audited Completion Statement of LSPSB as at the date of Closing ("**LSPSB Interco Payment**"). The LSPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by LSPSB to Masbeef.

On 14 March 2005, the SC had approved the Proposed Disposals, proposed utilisation of proceeds as set out in Section 9 below and the waiver application as set out in Section 2.3.4 below, subject to the conditions as set out in Section 11 of this Circular.

The purpose of this Circular is to set out the details of the Proposed Disposals as well as to seek approval from the shareholders of Amsteel for the relevant resolutions in relation to the Proposed Disposals to be tabled at the forthcoming EGM of the Company to give effect to the same. The notice convening the EGM is enclosed with this Circular.

SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ AND CAREFULLY CONSIDER THE CONTENTS OF THIS CIRCULAR TOGETHER WITH THE APPENDICES BEFORE VOTING ON THE ORDINARY RESOLUTIONS PERTAINING TO THE PROPOSED DISPOSALS TO BE TABLED AT THE FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED DISPOSALS

2.1 Proposed Disposal of LIPSB

On 8 November 2004, AKR, Sea World and TMW entered into a share sale and purchase agreement for the Proposed Disposal of LIPSB. Subsequently, the Purchaser had vide a letter dated 14 January 2005 nominated Focal Quality Sdn Bhd, a wholly-owned subsidiary of the Purchaser, as the transferee of the 10,000,000 ordinary shares of RM1.00 each in LIPSB.

Prior to Closing, LIPSB will undertake an internal reorganisation resulting in LIPSB:-

(i) transferring to Sea World, the Medical Centre and any quoted and unquoted investment in securities;

(ii) removing its deposits with licensed financial institution, cash and bank balances and transferring the aforesaid to Sea World; and

(iii) removing or waiving its right to receive, or being released from the obligation to pay, all external inter-group and intra-group receivables and liabilities except for the net indebtedness which has been novated to Sea World. As at 31 March 2005, the unaudited net indebtedness amounted to RM271.048 million, details of which are set out below:-

	RM'000
Property, plant and equipment	(1)
Capital work in progress	(25,000)
Investments	(32)
Trade receivables	(1,387)
Other receivables, deposits and prepayments	(10,949)
Deposits, cash and bank balances	(5,949)
Amounts due from the Amsteel Group	(32,543)
Other payables and accruals	1,517
Amounts due to the Amsteel Group	345,392
	271,048

AKR and TMW shall complete the Proposed Disposal of LIPSB, based on the Completion Statement, within twenty-five (25) days after the unconditional date (being the third business day from the date of the last of the conditions precedent for the Proposed Disposal of LIPSB has been optained) and fulfilment of all the warranties set out in the LIPSB SPA. After Closing, the Purchaser and AKR shall jointly arrange for the Auditors to conduct a review of the accounts of LIPSB and the Completion Statement during the Adjustment Period.

The Auditors' statement of adjustment (**"Auditors' Adjustment Statement"**) shall be issued to AKR and the Purchaser no later than fourteen (14) days after the expiry of the Adjustment Period, and any differences between the Completion Statement and the Auditors' Adjusted Statement shall be settled by AKR or the Purchaser (as the case may be) to the other party **("LIPSB Adjustment Payment")**.

In the event that the LIPSB Adjustment Payment is payable by AKR, the LIPSB Adjustment Payment will be deducted from the Adjustment Retention Sum and be released to the Purchaser within 14 business days from the receipt of the Auditors' Adjustment Statement. If the Adjustment Retention Sum is equal to or less than the LIPSB Adjustment Payment, the full Adjustment Retention Sum will be released to the Purchaser together with interest, if any (which interest shall be treated as part payment of the LIPSB Adjustment Payment) and AKR shall pay the shortfall (if any) in cash to the Purchaser within the said period of fourteen (14) business days. In the event that there is no LIPSB Adjustment Payment payable by AKR, the Adjustment Retention Sum together with interest shall be released to AKR.

In the event that the LIPSB Adjustment Payment is payable by the Purchaser, the Purchaser shall pay the LIPSB Adjustment Payment to AKR in cash within 14 business days from the receipt of the Auditors' Adjustment Statement.

LIPSB and the Ipoh Parade Land shall be disposed of free from any encumbrance, lien, pledge, mortgage, security interest, lease, charge, title retention or conditional sales contract, option, reversionary interest, right of first refusal, voting trust arrangement, preemptive right, claim under bailment, easement, provisional attachment, composition, hypothecation, registered lease, hire or hire purchase agreement, restriction as to transfer, use or possession, subordination to any right of any other person or any other adverse claim or right whatsoever save for the lease of part of the land held under PN68325 Lot 8824N, Bandar Ipoh (S) Daerah Kinta, Negeri Perak to Tenaga Nasional Berhad for 30 years and the tenancies of the shop units in Ipoh Parade as of the date of Closing.

2.2 Proposed Disposal of LSPSB

On 8 November 2004, the LSPSB Vendors and TMW entered into a share sale and purchase agreement for the Proposed Disposal of LSPSB. The disposal by Masbeef and Amir Nur Sabri bin Mohamad are inter-conditional. Subsequently, the Purchaser had vide a letter dated 14 January 2005 nominated Focal Quality Sdn Bhd, a wholly-owned subsidiary of the Purchaser, as the transferee of the 10,000 ordinary shares of RM1.00 each in LSPSB.

Prior to Closing, LSPSB will undertake an internal reorganisation resulting in LSPSB:-

(i) removing its deposits with licensed financial institution, cash and bank balances and transferring the aforesaid to Masbeef; and

(ii) removing or waiving its right to receive, or being released from the obligation to pay, all external inter-group and intra-group receivables and liabilities except for the net indebtedness which was novated to Masbeef. As at 31 March 2005, the unaudited net indebtedness amounts to RM89.618 million, details of which are set out below:-

	RM'000
Investments	(6)
Trade receivables	(89)
Other receivables, deposits and prepayments	(20)
Deposits, cash and bank balances	(2,821)
Amounts due from the Amsteel Group	(7,238)
Amounts due to the Amsteel Group	99,792
	89,618

LSPSB Vendors and TMW shall complete the Proposed Disposal of LSPSB, based on the Completion Statement, within twenty-five (25) days after the unconditional date (being the third business day from the date of the last of the conditions precedent for the Proposed Disposal of LSPSB has been obtained) and fulfillment of all the warranties set out in the LSPSB SPA. After Closing, the Purchaser and the LSPSB Vendors shall jointly arrange for the Auditors to conduct a review of the accounts of LSPSB and the Completion Statement during the Adjustment Period.

The Auditors' Adjustment Statement shall be issued to the LSPSB Vendors and the Purchaser no later than fourteen (14) days after the expiry of the Adjustment Period, and any differences between the Completion Statement and the Auditors' Adjustment Statement shall be settled by the LSPSB Vendors or the Purchaser (as the case may be) to the other party (**"LSPSB Adjustment Payment"**).

In the event that the LSPSB Adjustment Payment is payable by the LSPSB Vendors, the LSPSB Adjustment Payment will be deducted from the Adjustment Retention Sum and be released to Masbeef within fourteen (14) business days from the receipt of the Auditors' Adjustment Statement. If the Adjustment Retention Sum is equal to or less than the LSPSB Adjustment Payment, the full Adjustment Retention Sum will be released to the Purchaser together with interest, if any (which interest shall be treated as part payment of the LSPSB Adjustment Payment) and the LSPSB Vendors shall pay the shortfall (if any) in cash to the Purchaser within the said period of fourteen (14) business days. In the event that there is no LSPSB Adjustment Payment payable by the LSPSB Vendors, the Adjustment Retention Sum together with interest shall be released to the LSPSB Vendors.

In the event that the LSPSB Adjustment Payment is payable by the Purchaser, the Purchaser shall pay the LSPSB Adjustment Payment to the LSPSB Vendors in cash within 14 business days from the receipt of the Auditors' Adjustment Statement.

The 70% equity interest in LSPSB owned by Masbeef and the Seremban Parade Land shall be disposed of free from any encumbrance, lien, pledge, mortgage, security interest, lease, charge, title retention or conditional sales contract, option, reversionary interest, right of first refusal, voting trust arrangement, preemptive right, claim under bailment, easement, provisional attachment, composition, hypothecation, registered lease, hire or hire purchase agreement, restriction as to transfer, use or possession, subordination to any right of any other person or any other adverse claim or right whatsoever save for the tenancies of the shop units in Seremban Parade as of the date of Closing.

2.3 Basis of Arriving at the Disposal Consideration

2.3.1 Proposed Disposal of LIPSB

The cash consideration of RM1.00 for the entire equity interest was arrived at after taking into account, the negative shareholders' fund of LIPSB amounting to RM106.785 million based on the proforma balance sheet as at 31 August 2004, prepared based on management accounts as at 31 August 2004 after adjusting for the internal reorganisation as set out in Section 2.1 above.

The settlement of inter-company balances owing by LIPSB to Sea World shall be the Adjusted Acquisition Value, after taking into consideration the following:-

(a) the Acquisition Value of RM164.52 million which was arrived at on a willing buyer-willing seller basis;

(b) the trade assets to be taken into account as set out below:-

  (i) receivables from the operation of the Ipoh Parade Land and Ipoh Parade (**"LIPSB Property"**), including, without limitation, rents, service charges and license fees;

  (ii) refundable utility and other deposits placed with relevant authorities or suppliers in connection with the operation of the LIPSB Property;

  (iii) petty cash and deposit at banks which have been pledged by LIPSB for property-related operations;

  (iv) approved insurance claims;

  (v) food and beverage stocks for the food court at Ipoh Parade; and

  (vi) prepaid operating expenses, quit rents and assessments; and

(c) the trade liabilities to be taken into account (without duplication) as set out below:-

(i) all deposits and other security deposits made or given by all tenants, licencees or occupiers under the tenancies for Ipoh Parade (**"Ipoh Parade Security Deposit"**);

(ii) rents, service charges and licence fees received in advance;

(iii) payment due to creditors and accruals of property operating expenses, including, without limitation, tenancy commissions, government rates and rents, and other expenses;

(iv) provision for taxes allocable to the period up to and including the Closing date;

(v) accruals of real estate taxes;

(vi) severance payments and bonus amounts accrued to such employees of LIPSB whose employment are to be terminated with effect from date of Closing, if any, such employees being those AKR wishes to transfer out of LIPSB;

(vii) all actual and contingent liabilities;

(viii) the costs and expenses to be incurred by LIPSB in connection with the application for strata titles; and

(ix) all liabilities disclosed in the disclosure letter dated 8 November 2004 from LIPSB to the Purchaser.

Based on the management accounts of LIPSB as at 31 August 2004, RM158.852 million (the calculation is set out below) shall be paid by the Purchaser for the full and proper discharge of the total inter-company liabilities owing by LIPSB to Sea World of RM265.637 million as at 31 August 2004:-

Description	**RM '000**	**RM '000**
Acquisition Value of LIPSB Property		164,520
<u>Assets and Liabilities taken over by the Purchaser:-</u>		
Trade Assets	1,529	
Trade Liabilities	(6,768)	
Provision for Deferred Tax	(429)	
Net Trade Liabilities		(5,668)
Adjusted Acquisition Value		158,852

2.3.2 Proposed Disposal of LSPSB

The cash consideration of RM0.70 for the 70% equity interest was arrived at after taking into account the negative shareholders' funds of LSPSB amounting to RM27.147 based on the proforma balance sheet as at 31 August 2004, prepared based on the management accounts as at 31 August 2004 after adjusting for the assets and liabilities to be taken over by the Purchaser.

The settlement of inter-company balances owing by LSPSB to Masbeef shall be the Adjusted Acquisition Value, after taking into consideration the following:-

(a) the Acquisition Value of RM65.84 million which was arrived at on a willing buyer-willing seller basis;

(b) the trade assets to be taken into account as set out below:-

(i) receivables from the operation of the Seremban Parade Land and Seremban Parade (**"LSPSB Property"**), including, without limitation, rents, service charges and licence fees;

(ii) refundable utility and other deposits placed with relevant authorities or suppliers in connection with the operation of the LSPSB Property;

(iii) petty cash and deposit at banks which have been pledged by LSPSB for property-related operations;

(iv) approved insurance claims;

(v) food and beverage stocks for the food court at Seremban Parade; and

(vi) prepaid operating expenses, quit rents and assessments; and

(c) the trade liabilities to be taken into account (without duplication) as set out below:-

(i) all deposits and other security deposits made or given by all tenants, licensees or occupiers under the tenancies for Seremban Parade (**"Seremban Parade Security Deposit"**);

(ii) rents, service charges and licence fees received in advance;

(iii) payment due to creditors and accruals of property operating expenses, including, without limitation, tenancy commissions, government rates and rents, and other expenses;

(iv) provision for taxes allocable to the period up to and including the Closing date;

(v) accruals of real estate taxes;

(vi) severance payments and bonus amounts accrued to such employees of LSPSB whose employment are to be terminated with effect from date of Closing, if any, such employees being those Masbeef wishes to transfer out of LSPSB;

(vii) all actual and contingent liabilities;

(viii) the costs and expenses to be incurred by LSPSB in connection with the application for strata titles; and

(ix) all liabilities disclosed in the disclosure letter dated 8 November 2004 from LSPSB to the Purchaser.

Based on the management accounts of LSPSB as at 31 August 2004, RM63.448 million (the calculation is as set out below) shall be paid by the Purchaser for the full and proper discharge of the total inter-company liabilities owing by LSPSB to Masbeef of RM90.595 million as at 31 August 2004:-

Description	RM '000	RM '000
Acquisition Value of LSPSB Property		65,838
Assets and Liabilities taken over by the Purchaser		
Trade Assets	908	
Trade Liabilities	(3,298)	
Net Trade Liabilities		(2,390)
Adjusted Acquisition Value		63,448

2.3.3 Market Value of Ipoh Parade and Seremban Parade

Messrs C.H.Williams Talhar & Wong Sdn Bhd, an independent registered valuer, had on 30 July 2004 and 28 July 2004 valued both Ipoh Parade and Seremban Parade at RM188 million and RM90 million respectively. Subsequently, on 4 March 2005, Messrs C.H.Williams Talhar & Wong Sdn Bhd had revised its valuation of Ipoh Parade and Seremban Parade to RM179 million and RM85 million respectively. The valuation certificates on Ipoh Parade and Seremban Parade are set out in Appendix III and IV respectively, of this Circular.

Based on the revised valuation, the Acquisition Value for both Ipoh Parade and Seremban Parade are at an aggregate discount of 12.7% to the revised valuation. Nonetheless, the Board of Directors of Amsteel is of the view that the discount of the Acquisition Value to the market value is justified because of the following:-

(i) the age of Ipoh Parade and Seremban Parade are approximately seven (7) years and eight (8) years respectively, which will necessitate substantial renovation costs for the refurbishment of the Parades and changing of internal layouts for the revision of tenants mix to cater for changing retail trends;

(ii) the location of Ipoh Parade and Seremban Parade in the secondary township of Ipoh and Seremban respectively, where the retail market size is much smaller than those in the Klang Valley and other major cities in the country;

(iii) the Purchaser is a foreign investment fund whose investment criteria are predominantly yield-driven, with a minimum expectation of entry yield for the Parades to be no less than 8.0% on their investment funds. Based on the projected net property income estimated by LIPSB and LSPSB for Ipoh Parade and Seremban Parade of RM13.149 million and RM5.262 million respectively for the financial year ending 30 June 2005, the Acquisition Value for each of the Parades represents a net yield of 8.0%;

(iv) Amsteel has been actively marketing the Parades since May 1998, locally, regionally and internationally. The Group only procured a firm offer from the Purchaser after six (6) years. Prospective purchasers who had expressed genuine interest in acquiring the Parades had indicated a net yield expectation of 8.5%;

(v) The Proposed Disposals are in line with the Amsteel Group's corporate and debt restructuring scheme which is to rationalize the Amsteel Group's financial position and to further streamline its operations by divesting its non-core and peripheral assets and businesses;

For illustration purposes, the Proposed Disposals will result in a net cash inflow to the Amsteel Group of approximately RM220.70 milliom, which will be utilised for the repayment to the lenders under Amsteel's corporate and debt restructuring scheme. Based on the rate applicable to the bonds/debts to be repaid of approximately 6% per annum, the Amsteel Group is expected to have an interest savings of approximately RM13.24 million per annum upon Closing; and

(vi) The Purchaser has agreed to the Acquisition Value as defined in the sale and purchase agreements. In the event of any variation to the Acquisition Value as agreed in the sale and purchase agreements, the Purchaser has the right to terminate the sale and purchase agreements, and the Group may lose the opportunity to divest its non-core businesses.

2.3.4 Waiver sought from the SC

Under Paragraph 5.05(c)(ii) of the SC Guidelines, the valuation approved by the SC must be used as the sale consideration in the disposal.

On 3 December 2004, OSK, on behalf of Amsteel, had sought the SC's approval to waive the above requirement as the Acquisition Value for the Parades is at a discount to the market value opined by Messrs C.H.Williams Talhar & Wong Sdn Bhd, an independent registered valuer. The justifications and rationale for the above waiver application is set out in Section 2.3.3 above.

The SC had vide its approval letter dated 14 March 2005 approved, among others, the Proposed Disposals and the waiver application subject to the conditions set out in Section 11 below.

2.4 Mode of Settlement

2.4.1 Proposed Disposal of LIPSB

The mode of settlement in respect of the Proposed Disposal of LIPSB is as set out below:-

		Timing	RM
(i)	Earnest deposit	Upon acceptance of the letter of offer dated 11 August 2004	3,231,000
(ii)	Balance deposit	Upon execution of the share sale agreement in respect of the Proposed Disposal of LIPSB	13,221,000
Total deposits (deposited with stakeholder)			16,452,000
(iii)	Balance payment	On Closing	142,400,000 [1]
Adjusted Acquisition Value			158,852,000 [1]
(iv)	Less: Retention sum (to be deposited with stakeholder for any adjustments after Closing)		4,290,400 [2]
Net cash to be received pursuant to the Proposed Disposal of LIPSB		On Closing	154,561,600

Notes:-

[1] *Subject to change, based on the adjustments made to the Acquisition Value.*

[2] *Of the total retention sum of RM4,290,400:-*

(a) *RM3,290,400 is the Adjustment Retention Sum to be retained for post Closing adjustment whereby the computations for the Adjusted Acquisition Value will be audited and adjustment payments due to TMW (if any) shall be deducted from this retention sum; and*

(b) *RM1,000,000 is retained to meet liabilities (if any) suffered by TMW arising from a litigation case (TR Resources Sdn Bhd vs LIPSB).*

2.4.2 Proposed Disposal of LSPSB

The mode of settlement in respect of the Proposed Disposal of LSPSB is as set out below:-

	Timing	RM
(i) Earnest deposit	Upon acceptance of the letter of offer dated 11 August 2004	1,292,480
(ii) Balance deposit	Upon execution of the share sale agreement in respect of the Proposed Disposal of LSPSB	5,291,320
Total deposits (deposited with stakeholder)		6,583,800
(iii) Balance payment	On Closing	56,864,200 [1]
Adjusted Acquisition Value		63,448,000 [1]
(iv) Less: Retention sum (to be deposited with stakeholder for any adjustments after Closing)		1,316,760 [2]
Net cash to be received pursuant to the Proposed Disposal of LSPSB	On Closing	62,131,240

Notes:-

[1] *Subject to change, based on the adjustments made to the Acquisition Value.*

[2] *Adjustment Retention Sum retained for post Closing adjustment whereby the computations for the Adjusted Acquisition Value will be audited and adjustment payments due to TMW (if any) shall be deducted from this retention sum.*

Save for the LIPSB Interco Payment and LSPSB Interco Payment, the Purchaser will not be assuming any liabilities from the Proposed Disposals.

2.5 Other Salient Terms of the Agreements

2.5.1 LIPSB SPA

The salient terms of the LIPSB SPA are as follows:-

(a) AKR shall deliver to the Purchaser a letter of undertaking from the Security Trustee, addressed to the Purchaser in which the Security Trustee:-

(i) confirms the redemption sum payable for the discharge of the existing charges; and

(ii) undertakes to deliver to the Purchaser the duly executed discharge of charge under the National Land Code, 1965, and other satisfaction documents in respect of the existing charges and the original documents of title to the Ipoh Parade Land;

(b) AKR shall deliver a letter from a financial institution, addressed to the Purchaser in which the financial institution confirms that it no longer has any interest in the LIPSB Property and that it has executed the relevant memorandum of discharge in respect of those of the existing charges in its favour.

2.5.2 LSPSB SPA

The salient terms of the LSPSB SPA are as follows:-

(a) Masbeef shall deliver to the Purchaser a letter of undertaking from the Security Trustee, addressed to the Purchaser in which the Security Trustee :-

(i) confirms the redemption sum payable for the discharge of the existing charges; and

(ii) undertakes to deliver to the Purchaser the duly executed discharge of charge under the National Land Code, 1965, and other satisfaction documents in respect of the existing charges and the original documents of title to the Seremban Parade Land;

(b) Masbeef shall deliver a letter from a financial institution, addressed to the Purchaser in which the financial institution confirms that it no longer has any interest in the LSPSB Property and that it has executed the relevant memorandum of discharge in respect of those of the existing charges in its favour.

3. INFORMATION ON LIPSB AND LSPSB

3.1 Information on LIPSB

LIPSB is a wholly-owned subsidiary of AKR, which in turn is a 70%-owned subsidiary of Amsteel. LIPSB was incorporated in Malaysia, under the Act as a private limited company on 26 April 1985 under the name of Seritawan Sdn Bhd and on 24 July 1997, it changed its name to Lion Ipoh Parade Sdn Bhd. The issued and paid-up capital of LIPSB is RM10,000,000 comprising 10,000,000 ordinary shares of RM1.00 each. The principal business of LIPSB is property development and investment holding.

The audited NTL and LAT for LIPSB for the financial year ended 30 June 2004 is RM100,124,387 and RM7,711,234 respectively.

The cost of investment for AKR (being the owner of LIPSB) in LIPSB is as follows:-

Owner	No. of shares	Date of investment by owner	Cost of investment (RM)
AKR	10,000	07.01.1991	10,000
	9,990,000	27.05.1996	9,990,000

For further information on LIPSB, please refer to Appendix I of this Circular.

3.2 Information on LSPSB

LSPSB is a 70%-owned subsidiary of Masbeef, which in turn is a wholly-owned subsidiary of AKR. LSPSB was incorporated in Malaysia under the Act as a private limited company on 3 February 1992 under the name of Hartapuri Sdn Bhd and on 24 July 1997, it changed its name to Lion Seremban Parade Sdn Bhd. The issued and paid-up capital of LSPSB is RM10,000 comprising 10,000 ordinary shares of RM1.00 each. The principal business of LSPSB is property development and property investment holding.

The audited NTL and LAT for LSPSB for the financial year ended 30 June 2004 is RM29,042,848 and RM13,492,730 respectively.

The cost of investment for Masbeef (being the owner of the 70% equity interest in LSPSB) in LSPSB is as follow:-

Owner	No. of shares	Date of investment by owner	Cost of investment (RM)
Masbeef	7,000	28.12.1993	4,008,402

For further information on LSPSB, please refer to Appendix II of this Circular.

4. INFORMATION ON THE PARADES

4.1 Ipoh Parade

Ipoh Parade is a shopping mall erected on the Ipoh Parade Land. The total land area measures approximately 10.212 acres. Ipoh Parade is located in the middle of the Ipoh town centre. It has a NLA of approximately 594,414 square feet with four (4) levels of retail floors, two (2) elevated car parking levels and two (2) basement car parks with 990 carpark spaces, Ipoh Parade's current occupancy rate is approximately 92%. The leasehold details of the Ipoh Parade Land are as follows:-

Title Details	Tenure (years)	Expiry Date
Lot Nos. 2902N, 2903N, 2904N & PT 189848	999	30.12.2893
Lot Nos 8824N & 8825N	999	12.12.2889
Lot No. 8691U	999	22.11.2893
Lot No. 33516	999	19.12.2894
Lot No. 33518	999	04.01.2885

LIPSB acquired the Ipoh Parade Land in June 1991 at a cost of approximately RM8.4 million. The shopping mall constructed at a total construction cost of approximately RM148.8 million was completed in two (2) phases. Phase 1 was completed and issued with a certificate of fitness on 16 May 1995 whilst Phase 2 was completed and issued with a certificate of fitness on 17 November 1998. The approximate age of Ipoh Parade is seven (7) years.

The major anchor tenants of Ipoh Parade are Parkson Grand Department Store and X'tra Supercenter (supermarket) whilst other junior anchor tenants comprise Ampang Superbowl, Laser Atlantic Amusement center, Golden Screen Cinemas, FRC furniture center, Comma World (fashion), Bum City (fashion superstore) and Popular Book store. Apart from the major and junior anchor tenants, there are approximately another 120 specialty shoplot tenants operating in the mall.

The average rental range for specialty shoplots in Ipoh Parade are as follows:-

Level	Monthly rental per square foot (RM)*
Ground Floor	6.00 to 10.00
First Floor	4.50 to 9.00
Second Floor	4.50 to 7.00
Third Floor	2.00 to 2.30

Note:-

* *Inclusive of service and promotional charges*

The net property income (before financing cost) from Ipoh Parade and the net loss attributable from Ipoh Parade to Amsteel for the financial year ended 30 June 2004 was RM12.81 million and RM4.50 million respectively. As at 30 June 2004, the audited net book value of Ipoh Parade is approximately RM161.37 million.

4.2 Seremban Parade

Seremban Parade is a shopping mall erected on the Seremban Parade Land. The total land area measures approximately 4.856 acres. Seremban Parade is located in the middle of the Seremban town centre. It has a NLA of approximately 316,847 square feet with four (4) levels of retail floors, two (2) elevated car parking levels and 2 basement car parks. Seremban Parade's current occupancy rate is approximately 84%. The leasehold period of the Seremban Parade Land is 99 years, expiring on 3 October 2094.

LSPSB acquired the Seremban Parade Land in December 1993 at a cost of approximately RM9.5 million. The shopping mall constructed at a total construction cost of approximately RM69.5 million was completed and issued with a certificate of fitness on 21 July 1997. The approximate age of Seremban Parade is eight (8) years.

The major anchor tenants of Seremban Parade are Parkson Grand Department Store and Giant Supermarket whilst other junior anchor tenants comprise Home Design Furnishing Centre, Reject Shop fashion outlet, Holiday Planet Amusement Center and Golden Bowl. Apart from the major and junior anchor tenants, there are approximately another 60 specialty shoplot tenants operating in the mall.

The average rental range for specialty shoplots in Seremban Parade are as follows:-

Level	Monthly rental per square foot (RM)*
Ground Floor	5.00 to 9.00
First Floor	3.50 to 7.50
Second Floor	3.50

Note:-

* *Inclusive of service and promotional charges*

The net property income (before financing cost and impairment loss) from Seremban Parade and the net loss attributable from Seremban Parade to Amsteel for the financial year ended 30 June 2004 was RM5.07 million and RM13.44 million respectively. As at 30 June 2004, the audited net book value of Seremban Parade is approximately RM64.35 million.

5. INFORMATION ON THE PURCHASER

The Purchaser is a wholly-owned subsidiary of TMW Asia Property Fund I GmbH and Co. KG, a German closed-end property fund for German institutional investors consisting mainly of insurance groups and pension funds. The fund's objective is to invest in real estate in various countries throughout Asia including Australia. The fund is managed by TMW Immobilien GmbH ("Immobilien") in Munich in conjunction with Pramerica Real Estate Investors (Asia) Pte. Ltd., ("Pramerica"), both subsidiaries of Prudential Financial, Inc. The principal activities of the Purchaser includes acquisition, development and disposition of developed or undeveloped land, property rights as well as their management and commercial leasing, development and recapitalisation and the establishment of entities in commercial real estate firms.

For over 20 years Immobilien has been specialising in cross border investments both from Europe into the United States as well as from Germany into other European countries. Even before the merger with Pramerica, Immobilien was one of the largest Real Estate Investment Managers in Europe with close to USD6 billion under asset management. Immobilien consistently ranked among the biggest German investors in the United States and Europe. In the Asian region, the fund has acquired eight (8) properties; two (2) office buildings in Seoul (Total costs: KRW312 billion) and three (3) office buildings and a retail property in Tokyo (Total costs: Yen19 billion), one (1) office building in Hong Kong (Total cost: HK$2.8 billion), one (1) property in Malaysia (Total costs: RM106 million).

The particulars of the Directors of TMW as at 31 March 2005 and their shareholdings are as follows:-

Name	Nationality	Designation	Direct Shareholding No. of Shares ('000)	%	Indirect Shareholding No. of Shares ('000)	%
Roman Krygier	German	Managing Director	-	-	-	-
Georg von Werz	German	Managing Director	-	-	-	-
Jan-Baldem Mennicken	German	Managing Director	-	-	-	-

6. RATIONALE FOR THE PROPOSED DISPOSALS

The Proposed Disposals are in line with the Amsteel Group's corporate and debt restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

For illustration purposes, the Proposed Disposals will result in a net cash inflow to the Amsteel Group of approximately RM220.70 million, which will be utilised for the repayment to the lenders under Amsteel's corporate and debt restructuring scheme. Based on the rate applicable to the bonds/debts to be repaid of approximately 6% per annum, the Amsteel Group is expected to have an interest savings of approximately RM13.24 million per annum upon Closing.

7. RISK FACTORS

Upon completion of the Proposed Disposals, there will be no earnings contribution from LIPSB and LSPSB to the Amsteel Group in the future. The proceeds of RM222.30 million arising from the Proposed Disposals will be used for the repayment of the Amsteel Group's borrowings and to defray the estimated expenses of the Proposed Disposals of approximately RM1.6 million. There is no assurance that the earnings from the Amsteel Group's business after the Proposed Disposals and the interest cost savings arising from the repayment of borrowings would be sufficient to compensate for the loss of future contributions by LIPSB and LSPSB to Amsteel.

8. FINANCIAL EFFECTS OF THE PROPOSED DISPOSALS

The effects of the Proposed Disposals are as follows:-

8.1 Issued and paid-up share capital and shareholding structure

The Proposed Disposals will not have any effect on the issued and paid-up share capital of Amsteel and the major shareholders' shareholding in Amsteel.

8.2 NTA

Based on the audited consolidated balance sheet of Amsteel as at 30 June 2004, the proforma effects of the Proposed Disposals on the consolidated NTA are as follows:-

	Audited as at 30 June 2004 RM'000	After Proposed Disposals RM'000
Share capital	1,331,175	1,331,175
Share premium	230,188	230,188
Revaluation reserves	197,201	194,341
Other reserves	569,375	569,375
Accumulated losses	(2,114,490)	(2,112,350)
Shareholders' funds	213,449	212,729
Deferred expenditure	(217)	(217)
Goodwill on consolidation	(58,193)	(55,872)
NTA	155,039	156,640
NTA per share (sen)	11.65	11.77

8.3 Earnings

The Proposed Disposals will result in an estimated loss on disposal of RM3.56 million (inclusive of estimated expenses for the Proposed Disposals of RM1.6 million) to the Amsteel Group, which which will reduce the EPS of Amsteel Group for the financial year ending 30 June 2005 by 0.27 sen. An impairment loss on the Parades of RM14.6 million had been accounted for in the FYE 30 June 2004.

9. UTILISATION OF PROCEEDS

The total cash consideration from the Proposed Disposals amounting to RM222.30 million shall be utilised for purposes as set out in the following table:-

	RM 'million
Repayment of bank borrowings	220.70 [1]
Estimated expenses for the Proposed Disposals	1.60
	222.30

Notes:-

1 *The unaudited consolidated total borrowings outstanding as at 28 February 2005 is RM3,133 million (Audited as at 30 June 2004: RM3,170 million). Based on the rates applicable to the bonds/debts to be repaid of approximately 6% per annum, the Amsteel Group is expected to have an interest savings of approximately RM13.24 million per annum upon Closing.*

In the event that the total cash consideration from the Proposed Disposals is less than RM222.30 million, the Amsteel Group will reduce its repayment of bank borrowing. In the event that the total cash consideration from the Proposed Disposals is more than RM222.30 million, the Amsteel Group will utilise the excess to repay its bank borrowings.

10. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors or major shareholders or any persons connected with the Directors or major shareholders has any interest, direct or indirect, in the Proposed Disposals.

11. APPROVALS REQUIRED

The Proposed Disposals are subject to the approvals, where applicable, being received from:-

(a) the shareholders of Amsteel;

(b) the SC for the Proposed Disposals, proposed utilisation of proceeds as set out in Section 9 above and the waiver application as set out in Section 2.3.4 above, which approval was obtained on 14 March 2005, subject to the following conditions:-

	Conditions	Status of compliance
i.	full disclosure should be made in the circular to Amsteel's shareholders with regard to the basis and valuation of the disposal consideration of LIPSB and LSPSB	Disclosed in Section 2.3 above
ii.	with regard to the properties, namely Ipoh Parade and Seremban Parade, full disclosure should be made in the circular to Amsteel's shareholders pertaining to the following:-	
	(a) market value recommended by the private valuer's valuation of RM179 million and RM85 million for Ipoh Parade and Seremban Parade respectively;	Disclosed in Section 2.3.3 above and Section 1 of Appendix I and II of this Circular
	(b) details of the waiver application;	Disclosed in Section 2.3.4 above
	(c) disposal price of the properties; and	Disclosed in Sections 2.3.1(a) and 2.3.2(a) above
	(d) factors considered in arriving at the acquisition value of the property and rationale for seeking the waiver;	Disclosed in Sections 2.3.1, 2.3.2 and 2.3.3 above
iii.	the circular should be forwarded to the SC for clearance prior to the issuance to Amsteel shareholders	The SC's clearance was obtained on 7 April 2005

iv.	Amsteel should disclose the status of the utilisation of the disposal proceeds in its quarterly announcement and annual reports until the proceeds are fully utilised	To be complied
v.	OSK Securities Berhad/Amsteel should fully comply with the relevant requirements in the Issues Guidelines pertaining to the Proposed Disposals	To be complied

(c) the Foreign Investment Committee, which approval was obtained by the Purchaser on 7 December 2004;

(d) the endorsement by the land authorities on the title of Ipoh Parade and Seremban Parade for commercial use, which approval was obtained by AKR and Masbeef on 23 November 2004 and 9 December 2004, respectively;

(e) Bank Negara Malaysia, by LIPSB and LSPSB for the advance by the Purchaser of a sum equivalent to the balance payment on Closing under item (iii) of the tables set out in Sections 2.4.1 and 2.4.2 which approval was obtained on 25 January 2005;

(f) the Security Trustee, the facility agent and/or holders of the bonds and debts issued by Amsteel pursuant to the group wide restructuring scheme affecting the Amsteel Group, for the Proposed Disposals which consent was obtained on 23 March 2005; and

(g) any other approvals, if required.

The Purchaser had vide its letters dated 28 February 2005 and 31 March 2005 accepted Amsteel's request for a further extension of the Cut-Off Date (as defined in each of the SPAs dated 8 November 2004) from 7 March 2005 to 6 April 2005 and subsequently to 31 May 2005 to fulfill all the conditions precedent for both the Proposed Disposal of LIPSB and the Proposed Disposal of LSPSB.

The Purchaser had also vide its letters dated 31 March 2005 agreed to:-

(i) waive the condition that the completion of the LIPSB SPA is conditional upon the simultaneous completion of the LSPSB SPA and that the parties to the LIPSB SPA shall complete the Proposed Disposal of LIPSB upon fulfillment of all the conditions precedent and of all warranties contained in the LIPSB SPA; and

(ii) waive the condition that the completion of the LSPSB SPA is conditional upon the simultaneous completion of the LIPSB SPA and that the parties of the LSPSB SPA shall complete the Proposed Disposal of LSPSB upon fulfillment of all the conditions precedent and of all warranties contained in the LSPSB SPA.

The Proposed Disposals are expected to be completed in the second quarter of 2005.

12. DIRECTORS' RECOMMENDATION

The Board of Amsteel, having considered all aspects of the Proposed Disposals, is of the opinion that the Proposed Disposals are in the best interests of the Company and its shareholders. Accordingly, the Board of Amsteel recommends that you vote in favour of the resolutions pertaining to the Proposed Disposals to be tabled at the forthcoming EGM.

13. EGM

The EGM, notice of which is enclosed in this Circular, will be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 4 May 2005.

If you are unable to attend and vote at the EGM, you are requested to complete, sign and return the enclosed Form of Proxy in accordance with the instructions contained therein as soon as possible, so as to arrive at the Registered Office of the Company not later than forty-eight (48) hours before the time fixed for the EGM.

The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

14. FURTHER INFORMATION

Shareholders are advised to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
AMSTEEL CORPORATION BERHAD

ONG KEK SENG
MANAGING DIRECTOR

INFORMATION ON LIPSB

1. HISTORY AND BUSINESS

LIPSB is a wholly-owned subsidiary of AKR, which in turn is a 70% owned subsidiary of Amsteel. LIPSB was incorporated in Malaysia under the Act as a private limited company on 26 April 1985 under the name of Seritawan Sdn Bhd and on 24 July 1997, it changed its name to Lion Ipoh Parade Sdn Bhd. The principal activities of LIPSB are property development and investment holding.

The businesses/assets owned by LIPSB are as follow:-

Assets	Registered owner	Location/ title details	Description/ existing use	Audited NBV as at 30 June 2004 (RM'000)	Market value (RM'000)	Encumbrances
Ipoh Parade	LIPSB	Held under land titles Pajakan Negeri 154816 for Lot 2902N Bandar Ipoh (U), Pajakan Negeri 154817 for Lot 2903N Bandar Ipoh (U), HS(D) 140057 PT189848 Bandar Ipoh (U) (formerly part of Pajakan Negeri 154814 for Lot 2900N Bandar Ipoh (U)), Pajakan Negeri 68325 for Lot 8824N Bandar Ipoh (S), Pajakan Negeri 68326 for Lot 8825N Bandar Ipoh (S), Pajakan Negeri 50789 for Lot 8691U Bandar Ipoh (U), Pajakan Negeri 154130 for Lot 33516 Bandar Ipoh (U) & Pajakan Negeri 154131 for Lot 33518 Bandar Ipoh (U) and Pajakan Negeri 155166 (formerly CT22855) for Lot 2904N Town of Ipoh, all in Daerah Kinta, Negeri Perak. **Address:-** 105, Jalan Sultan Abdul Jalil, Greentown, 30450 Ipoh, Perak Darul Ridzuan.	Shopping mall	161,367	179,000	(a) Charged to Pengurusan Danaharta Nasional Berhad (b) Charged to RHB Sakura Merchant Bankers Berhad as Security Trustee Save for the following:- i. Land held under title no. Pajakan Negeri 155166 for Lot No 2904N, Town of Ipoh, which is free from encumbrances. ii. Land held under title no. Pajakan Negeri 154130 for Lot 33516 and Pajakan Negeri 154131 for Lot 33518, both Bandar Ipoh (U), which are charged to RHB Sakura Merchant Banker Berhad only. iii. Land held under title no. Pajakan Negeri 68325 P.T. Lot 8824N, Bandar Ipoh (S) which has a lease on a portion of the land to Tenaga Nasional Berhad for a period of 30 years from 1 January 1995 to 31 December 2024.

Assets	Registered owner	Location/ title details	Description/ existing use	Audited NBV as at 30 June 2004 (RM'000)	Market value (RM'000)	Encumbrances
						iv. Land held under title no. Pajakan Negeri 50789 P.T. Lot 8691U Bandar Ipoh (U) which have the following:- (a) a lease on a portion of the land, registered in the name of Total Resources Sdn Bhd for a period of 30 years from 1 December 1989 to 30 November 2019; (b) a private caveat lodged by Total Resources Sdn Bhd; and (c) a registrar caveat lodged by the Registrar of Land Registry

Please refer to Section 4.1 of this Circular for additional information on Ipoh Parade. Based on the valuation report by Messrs C.H.Williams Talhar & Wong Sdn Bhd, an independent registered valuer, dated 15 August 2004, Ipoh Parade is valued at RM188 million under the investment and comparison methods. The valuation was carried out on 30 July 2004. Messrs C.H.Williams Talhar & Wong Sdn Bhd had on 4 March 2005 subsequently revised its valuation of Ipoh Parade to RM179 million. The valuation certificate on Ipoh Parade is as set out in Appendix III of this Circular.

As set out in Section 2.3.1 of the Circular, the Acquisition Value for LIPSB Property is RM164.52 million.

2. SHARE CAPITAL

As at 31 March 2005, the authorised share capital and the paid-up share capital of LIPSB are as follows:-

	No. of Ordinary Shares	Par Value RM	Total RM
Authorised	10,000,000	1.00	10,000,000
Issued and paid-up	10,000,000	1.00	10,000,000

Changes in LIPSB's issued and paid-up capital since date of incorporation to 31 March 2005 are as follows:-

Date of allotment	No. of shares Allotted	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
26.04.1985	2	1.00	Cash	2
19.07.1985	9,998	1.00	Cash	10,000
27.05.1996	9,990,000	1.00	Cash	10,000,000

3. SUBSTANTIAL SHAREHOLDERS

As at 31 March 2005, LIPSB is a wholly-owned subsidiary of AKR, which is in turn a 70% owned subsidiary of Amsteel.

4. BOARD OF DIRECTORS

The Directors of LIPSB and their respective shareholdings as at 31 March 2005 are as follows:-

Name	Direct Shareholding		Indirect Shareholding	
	No. of Shares ('000)	%	No. of Shares ('000)	%
Ong Kek Seng	-	-	-	-
Liew Choon Yick	-	-	-	-

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at 31 March 2005, LIPSB does not have any subsidiary or associated companies.

6. PROFIT AND DIVIDEND RECORD

A summary of the audited financial results of LIPSB for the past five (5) financial years ended 30 June 2004 and unaudited results for the six (6) months ended 31 December 2004 are as follows:-

	Audited					Unaudited
	Year Ended 30 June					6-month period ended 31/12/04
	2000 (RM'000)	2001 (RM'000)	2002 (RM'000)	2003 (RM'000)	2004 (RM'000)	(RM '000)
Revenue	12,060	14,620	12,848	16,663	20,444	10,815
LBT	(6,933)	(66,732)	(11,389)	(20,053)	(7,711)	(6,982)
Taxation	-	-	-	-	-	-
LAT	(6,933)	(66,732)	(11,389)	(20,053)	(7,711)	(6,982)
Paid-up capital (RM'000)	10,000	10,000	10,000	10,000	10,000	10,000
Net LPS (RM)	(0.69)	(6.67)	(1.14)	(2.01)	(0.77)	(1.40) *
Dividend per ordinary share (RM)	-	-	-	-	-	-

Notes:-

* *Annualised.*

1 *There is no exceptional or extraordinary item during the period under review.*

2 *For the FYE 30 June 2001, revenue increased as a result of increase in occupancy rate. Despite the increase in revenue, LIPSB suffered a LBT of RM66.7 million mainly due to allowance for doubtful debts of RM62.5 million.*

3 *For the FYE 30 June 2002, revenue decreased as a result of a rebate given to a related company. LIPSB recorded a LBT of RM11.4 million as there was a drop in interest income of RM5.3 million.*

4 *For the FYE 30 June 2003, revenue increased as a result of increase in occupancy rate. Despite the increase in revenue, LIPSB suffered a LBT of RM20.1 million arising from loss on disposal of subsidiary companies of RM22.7 million.*

5 *For the FYE 30 June 2004, revenue increased to RM20.4 million. However, LIPSB recorded a LBT of RM7.7 million mainly due to higher interest expenses of RM22.1 million (30 June 2003: RM8.9 million).*

6 *For the six (6) months period ended 31 December 2004, LIPSB recorded a LBT of RM7.0 million mainly due to higher interest expenses of RM13.0 million.*

Company No: 139084 U

LION IPOH PARADE SDN BHD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The directors hereby submit their report and the audited financial statements of the Company for the financial year ended 30 June 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Company consist of property development and investment holding.

There have been no significant changes in the activities of the Company during the financial year.

FINANCIAL RESULTS

	RM
Net loss for the financial year	(7,711,234)
Accumulated losses brought forward	(106,498,681)
Accumulated losses carried forward	(114,209,915)

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

DIRECTORS

The directors who have held office since the date of the last report are:

Ong Kek Seng
Liew Choon Yick

DIRECTORS' BENEFITS

Since the end of the previous financial year, no director of the Company has received or become entitled to receive any benefit by reason of a contract made by the Company or a related corporation with any director or with a firm of which a director is a member or with a company in which a director has a substantial financial interest.

Neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, none of the directors holding office at the end of the financial year held any shares in the Company or related company during the financial year.

OTHER STATUTORY INFORMATION

Before the balance sheets and income statements of the Company were made out, the directors took reasonable steps:

(a) to ascertain the action taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records have been written down to an amount which they might be expected so to realise.

At the date of this report, the directors are not aware of any circumstances:

(a) which would render the amounts written off for bad receivables or the amount of allowance for doubtful receivables in the financial statements of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company to meet their obligations as and when they fall due.

In the opinion of the directors:

(a) except as disclosed in the financial statement, the results of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Company for the financial year in which this report is made, other than as disclosed in Note 26 to the financial statements.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the directors dated 13 September 2004.



ONG KEK SENG
Director



LIEW CHOON YICK
Director

Kuala Lumpur

Company No: 139084 U

LION IPOH PARADE SDN BHD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS

We, ONG KEK SENG and LIEW CHOON YICK, being the directors of LION IPOH PARADE SDN BHD, do hereby state that, in the opinion of the directors, the financial statements set out on pages 28 to 45 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Company as at 30 June 2004 and of the results and cash flows of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the directors dated 13 September 2004.



ONG KEK SENG
Director



LIEW CHOON YICK
Director

Kuala Lumpur

STATUTORY DECLARATION

I, GOH GEOK POEY, the officer primarily responsible for the financial management of LION IPOH PARADE SDN BHD, do solemnly and sincerely declare that the financial statements set out on pages 28 to 45 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named GOH GEOK POEY at Kuala Lumpur in the Federal Territory on 13 September 2004.



GOH GEOK POEY

Before me



Commissioner for Oaths
Kuala Lumpur


PESURUHJAYA SUMPAH
W-217
P. SETHURAMAN
MALAYSIA

No: 12, Jalan Tun H.S. Lee,
50000 Kuala Lumpur.

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No: 139084 U

REPORT OF THE AUDITORS TO THE MEMBERS OF LION IPOH PARADE SDN BHD

We have audited the financial statements set out on pages 28 to 45. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

   (ii) the state of affairs of the Company as at 30 June 2004 and of the results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion, we draw attention to Note 1 to the financial statements which explain the financial position of the Company. As at 30 June 2004, the Company has a deficit in shareholders' funds of RM100,124,387 and its current liabilities exceeded its current assets by RM302,989,814 respectively. The continuation of the Company as a going concern is dependent upon its ability to attain future profitable operation and the continuous financial support from its shareholders and payables.





ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

Kuala Lumpur
13 September 2004

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O.BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

Company No : 139084 U

LION IPOH PARADE SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2004

	Note	2004 RM	2003 RM
PROPERTY, PLANT AND EQUIPMENT	3	41,132,052	52,729,612
INVESTMENTS	4	581,550	77,550
INVESTMENT PROPERTY	5	161,366,853	155,811,163
CURRENT ASSETS			
Inventories	6	22,234	25,682
Trade receivales	7	2,245,008	1,494,729
Other receivables, deposits and prepayment	8	12,004,880	1,373,486
Tax recoverable		1,314,371	1,314,371
Amount due from holding company	9	8,805,926	8,102,897
Amount due from related companies	9	27,516,673	24,016,090
Fixed deposits with licensed banks	10	3,455,000	5,595,000
Cash and bank balances		301,576	335,901
		55,665,668	42,258,156
CURRENT LIABILITIES			
Trade payables	11	355,697	293,286
Other payables and accruals	12	7,703,933	6,877,098
Amount due to ultimate holding company	9	202,098,944	189,437,874
Amount due to related companies	9	148,496,908	150,766,904
		358,655,482	347,375,162
NET CURRENT LIABILITIES		(302,989,814)	(305,117,006)
		(99,909,359)	(96,576,231)
Financed by :			
SHARE CAPITAL	13	10,000,000	10,000,000
REVALUATION RESERVE	14	4,085,528	-
ACCUMULATED LOSSES		(114,209,915)	(106,498,681)
SHAREHOLDERS' FUND		(100,124,387)	(96,498,681)
DEFERRED TAXATION	15	215,028	-
		(99,909,359)	(96,498,681)

The accompanying notes form an integral part of the financial statements.

Company No : 139084 U

LION IPOH PARADE SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	2004 RM	2003 RM
Revenue - discontinuing operation	16 &17	20,443,855	16,663,308
Other operating income		2,153,611	2,517,110
Changes in inventories		(3,448)	(2,418)
Staff costs	18	(1,324,540)	(1,257,389)
Depreciation		(70,471)	(83,119)
Loss on disposal of subsidiary companies		-	(22,669,101)
Other operating expenses		(6,826,616)	(6,294,616)
Profit/(loss) from operations	19		
- continuing operation		1,567,817	(20,575,427)
- discontinuing operation	17	12,804,574	9,449,202
		14,372,391	(11,126,225)
Finance costs	20	(22,083,625)	(8,926,379)
Loss before taxation		(7,711,234)	(20,052,604)
Taxation	21	-	-
Net loss for the financial year		(7,711,234)	(20,052,604)

The accompanying notes form an integral part of the financial statements.

Company No : 139084 U

LION IPOH PARADE SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	Share capital RM	Revaluation reserve RM	Accumulated losses RM	Total RM
Balance at 1 July 2002		10,000,000	-	(86,446,077)	(76,446,077)
Net loss for the financial year		-	-	(20,052,604)	(20,052,604)
Balance at 30 June 2003		10,000,000	-	(106,498,681)	(96,498,681)
Surplus on revaluation of investment property	14	-	4,085,528	-	4,085,528
Net loss for the financial year		-	-	(7,711,234)	(7,711,234)
Balance at 30 June 2004		10,000,000	4,085,528	(114,209,915)	(100,124,387)

The accompanying notes form an integral part of the financial statements.

Company No : 139084 U

LION IPOH PARADE SDN BHD
(Incorporated In Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	2004 RM	2003 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		(7,711,234)	(20,052,604)
Adjustments for non-cash items and interest	22(a)	20,596,348	29,621,720
Operating profit before working capital changes		12,885,114	9,569,116
Decrease in inventories		3,448	2,418
Increase in trade and other receivables		(1,244,713)	(207,312)
Increase/(Decrease) in trade and other payables		940,513	(13,706,807)
Net cash inflow/(outflow) from operating activities		12,584,362	(4,342,585)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of shares in subsidiary companies		-	755,000
(Advance to)/Repayment from related companies		(2,627,689)	4,564,450
Repayment from subsidiary companies		-	11,549,765
(Advance to)/Repayment from holding company		(622,000)	1,000,000
Purchases of property, plant and equipment		(1,759)	(55,748)
Interest received		179,424	77,613
Net cash (outflow)/inflow from investing activities		(3,072,024)	17,891,080
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment to related companies		(11,607,157)	(547,709)
Repayment to ultimate holding company		(79,506)	(9,247,237)
Net cash outflow from financing activities		(11,686,663)	(9,794,946)
Net (decrease)/increase in cash and cash equivalents		(2,174,325)	3,753,549
Cash and cash equivalents at beginning of the financial year		5,930,901	2,177,352
Cash and cash equivalents at end of the financial year	22(b)	3,756,576	5,930,901

The accompanying notes form an integral part of the financial statements.

LION IPOH PARADE SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2004

1. GOING CONCERN

As at 30 June 2004, the Company have a deficit in its shareholders' funds of RM100,124,387 and its current liabilities exceeded its current assets by RM302,989,814. The Directors consider it appropriate to prepare the financial statements of the Company on a going concern basis and do not include any adjustments relating to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

The new applicable approved accounting standard adopted in the financial statement is MASB standard 29: Employee Benefits.

(b) INVESTMENTS

Investments are stated at cost and allowance is made where, in the opinion of the directors, there is a permanent diminution in value of an investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(c) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis. The cost of inventories, comprises the original purchase price plus costs incurred in bringing the inventories to their present locations and conditions. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) INVESTMENT PROPERTY

Investment property is an investment in land and building held for long term purposes and are not occupied substantially for use by, or in the operations of the Company and its related companies. Investment property is stated at directors' valuation less allowance for diminution in value and are not depreciated. The directors' valuations are based on the latest valuation reports by independent firms of professional valuers using the open market basis. The investment properties will be revalued at least once in every five years. Any surplus arising from revaluation of investment properties will be taken to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective investment properties and the excess of the deficit is changed to the income statement.

On disposal of an investment property, the balance of the revaluation reserve attributable to that property is transferred directly to retained earning.

(e) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(k).

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Capital work-in-progress is not depreciated.

Depreciation of other property, plant and equipment are provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Plant and machinery	6.67% - 10%
Furniture and equipment	10%

(f) RECEIVABLES

Receivables are carried at anticipated realisable value. Bad receivables are written off in the period in which they are identified. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivables.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) INCOME TAX

Income tax on the profit or loss for the financial year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity.

(h) CAPITALISATION OF INTEREST

Interest cost incurred on the construction of property, plant and equipment which require a period of time to get them ready for their intended use are capitalised and included as part of the related assets. However, capitalisation of interest costs is suspended during the extended periods on which active development is interrupted.

(i) REVENUE RECOGNITION

Revenue from sale of goods or services are recognised when the goods are delivered or upon performance of services.

Rental income is recognised on an accrual basis in accordance with the substance of the rental agreement.

Commission income is accounted for on an accrual basis unless collectibility is in doubt.

(j) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposit and other short- term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k) IMPAIRMENT OF ASSETS

The carrying values of the assets are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverses and impairment loss on a revalued asset, in which case it is taken to equity.

(l) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include deposits, cash and bank balances, investments, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the individual accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(m) EMPLOYEE BENEFITS

(i) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expenses in the financial year in which the associated services are rendered by employees of the Company. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) Defined contribution plans

The Company's contributions to defined contribution plans are charged to income statement in the period to which they relate. Once the contributions have been paid, the Company has no further payment obligations.

3. PROPERTY, PLANT AND EQUIPMENT

	Furniture and equipment RM	Plant and machinery RM	Capital work-in-progress RM	Total RM
COST				
At 1 July 2003	933,439	525,654	52,500,465	53,959,558
Additions	1,759	-	-	1,759
Transfer to investment property	-	-	(9,239,902)	(9,239,902)
Reversal of cost over capitalised	-	-	(2,288,946)	(2,288,946)
At 30 June 2004	935,198	525,654	40,971,617	42,432,469
ACCUMULATED DEPRECIATION				
At 1 July 2003	834,332	395,614	-	1,229,946
Charge for the financial year	12,570	57,901	-	70,471
At 30 June 2004	846,902	453,515	-	1,300,417
NET BOOK VALUE				
At 30 June 2004	88,296	72,139	40,971,617	41,132,052
At 30 June 2003	99,107	130,040	52,500,465	52,729,612
Depreciation charge for the financial year ended 30 June 2003	43,688	39,431	-	83,119

Included in capital work-in-progress is the following:

	2004 RM	2003 RM
Freehold land at cost	12,759,294	12,759,294

The freehold land included in capital work-in-progress has been pledged as security for bonds issued by the ultimate holding and a related company pursuant to the implementation of a Group Wide Restructuring Scheme ("GWRS") undertaken by the ultimate holding company in the previous year.

4. INVESTMENTS

	2004 RM	2003 RM
At cost:		
Shares quoted in Malaysia	560,000	-
Unquoted shares in Malaysia	20,550	77,550
	581,550	77,550
Market value:		
Shares quoted in Malaysia	460,000	-

5. INVESTMENT PROPERTY

Freehold land and buildings

	2004 RM	2003 RM
At beginning of the financial year	155,811,163	155,811,163
Cost over capitalised in prior years	(7,984,768)	-
Transfer from property, plant and equipment (Note 3)	9,239,902	-
Revaluation surplus during the financial year (Note 14)	30,933,703	-
Impairment loss (Note 14)	(26,633,147)	-
At end of the financial year	161,366,853	155,811,163

Freehold land and buildings were revalued on 31 March 2004 based on valuation carried out by Mr Heng Kiong Hai, a valuer (V486) registered with the Board of Surveyors Malaysia, of C H Williams Talhar & Wong Sdn Bhd, a firm of professional valuers and surveyors, on an open market basis.

Pursuant to the implementation of the GWRS in the previous year, the investment property of the Company has been pledged as security for bonds issued by the ultimate holding company and a related company.

6. INVENTORIES

	2004 RM	2003 RM
At cost:		
Consumable store	16,723	20,828
Packaging material	5,511	4,854
	22,234	25,682

7. TRADE RECEIVABLES

	2004 RM	2003 RM
Trade receivables	2,511,565	1,587,988
Allowance for doubtful receivables	(266,557)	(93,259)
	2,245,008	1,494,729

Generally, the credit term is 30 days.

8. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	2004 RM	2003 RM
Other receivables	73,058,270	63,073,700
Allowance for doubtful receivables	(61,998,467)	(62,558,467)
	11,059,803	515,233
Deposits	846,475	785,975
Prepayments	98,602	72,278
	12,004,880	1,373,486

9. AMOUNT DUE FROM/(TO) ULTIMATE HOLDING, HOLDING AND RELATED COMPANIES

The amounts due from/to ultimate holding, holding and related companies arose mainly from inter-company advances and payments made on behalf and are unsecured, bear interest at rates ranging from 1% to 8% (2003: 1% to 8%) per annum and have no fixed repayment terms.

10. FIXED DEPOSITS WITH LICENSED BANKS

Fixed deposits with licensed banks of the Company carry effective interest rate of 2.4% (2003: 2.4%) per annum and have an average maturity period of 24 days (2003: 1 year).

11. TRADE PAYABLES

Generally, the credit term is 30 days.

12. OTHER PAYABLES AND ACCRUALS

	2004 RM	2003 RM
Other payables	6,712,556	377,596
Accruals	991,377	6,499,502
	7,703,933	6,877,098

13. SHARE CAPITAL

	2004 RM	2003 RM
Authorised:		
10,000,000 Ordinary shares of RM1.00 each	10,000,000	10,000,000
Issued and fully paid:		
10,000,000 Ordinary shares of RM1.00 each	10,000,000	10,000,000

14. REVALUATION RESERVE

Surplus on revaluation of investment property

	2004 RM	2003 RM
Balance at beginning of the financial year	-	-
Surplus on revaluation of investment property	30,933,703	-
Impairment loss (Note 5 & 17)	(26,633,147)	-
Deferred taxation (Note 15)	(215,028)	-
Balance at end of the financial year	4,085,528	-

15. DEFERRED TAXATION

Tax effect on revaluation of investment property

	2004 RM	2003 RM
Balance at beginning of the financial year	-	-
Surplus on revaluation of investment property (Note 14)	215,028	-
Balance at end of the financial year	215,028	-

16. REVENUE

Analysis of revenue are as follows:

	2004 RM	2003 RM
Rental income	18,191,287	14,883,262
Sale of trading merchandise	937,600	875,206
Commission income	593,441	560,029
Carpark income	721,527	344,811
	20,443,855	16,663,308

17. DISCONTINUING OPERATION

On 20 August 2004, the Company accepted a letter of offer from TMW Lion GmbH, a wholly-owned subsidiary of TMW Asia Property Fund I GmbH and Co. KG, a German closed-end property fund for institutional investors, for the proposed disposal of its shopping complex known as Ipoh Parade.

As a consequence of the proposed disposal, the Company recognised impairment loss for investment property as follows:

	2004 RM
Impairment loss offset against revaluation reserve (Note 5 & 14)	26,633,147

The effect of the proposed disposal on the results of the Company for the financial years was as follows:

	2004 RM	2003 RM
Revenue	20,433,855	16,663,308
Operating expenses	(7,621,281)	(7,214,106)
Profit from operations	12,812,574	9,449,202
Finance costs	(17,313,756)	(6,997,667)
(Loss)/profit before taxation	(4,501,182)	2,451,535
Taxation	-	-
Net (loss)/profit for the financial year	(4,501,182)	2,451,535
Cash flows		
Cash flows from operating activities	12,815,677	10,278,108
Cash flows from investing activities	111,791	(24,581)
Cash flows from financing activities	(15,170,800)	(7,484,687)
Total cash flows	(2,243,332)	2,768,840

The effect of the disposal of the property on the financial position of the Company was as follows:

	2004 RM	2003 RM
Proposed disposal of investment properties (Note 5)	161,366,853	155,811,163
Proposed disposal of property, plant and equipment	157,147	227,149
Net assets	161,524,000	156,038,312

18. STAFF COSTS

	2004 RM	2003 RM
Salaries, wages and bonus	1,039,576	980,757
Defined contribution plans	116,740	114,593
Other staff related expenses	168,224	162,039
	1,324,540	1,257,389

19. PROFIT/(LOSS) FROM OPERATIONS

Profit/(loss) from operations is arrived at:

	2004 RM	2003 RM
After charging:		
Auditors' remuneration:		
- current year	12,000	12,000
- prior years	(6,000)	(9,000)
Depreciation	70,471	83,119
Allowance for doubtful receivables	173,298	93,259
Loss on disposal of subsidiary companies	-	22,669,101
And crediting:		
Rental income from:		
- related companies	4,208,173	2,879,276
- others	13,983,114	12,003,986
Interest income from:		
- holding company	81,029	52,352
- related companies	872,894	1,520,425
- subsidiary companies	-	150,583
- others	215,968	112,845
Allowance for doubtful receivables no longer required	560,000	-
Provision for cost of completed contract written back	-	312,583

20. FINANCE COSTS

	2004 RM	2003 RM
Bank charges	1,155	1,350
Interest expenses on:		
- ultimate holding company	12,740,576	14,468,956
- related companies		
- current	9,337,160	572,280
- over accrued in prior year	-	(641,170)
- others	4,734	4,583
- term loan		
- over accrued in pior year	-	(5,479,620)
	22,083,625	8,926,379

21. TAXATION

	2004 RM	2003 RM
Current year	-	-

The numerical reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at effective income tax rate of the Company is as follows:

	2004 RM	2003 RM
Loss before taxation	(7,711,234)	(20,052,604)
	%	%
Applicable tax rate	(28)	(28)
Income not subject to tax	(2)	-
Expenses not deductible for tax purposes	3	32
Utilisation of tax losses and capital allowances	-	(4)
Deferred tax assets not recognised during the year	27	-
Average effective tax rate	-	-

The Company has estimated unutilised business losses and unabsorbed capital allowances carried forward of RM27,748,000 (2003: RM20,414,000) and RM1,346,000 (2003: RM1,253,000) respectively for which no credit has been taken in the financial statements.

The above amounts are subject to agreement with the tax authority.

22. CASH FLOW STATEMENTS

(a) Adjustments for non-cash items and interests:

	2004 RM	2003 RM
Depreciation	70,471	83,119
Interest expenses	22,082,470	8,925,029
Interest income	(1,169,891)	(1,836,205)
Allowance for doubtful receivables	173,298	93,259
Allowance for doubtful receivables no longer required	(560,000)	-
Provision for cost of completed contract written back	-	(312,583)
Loss on disposal of subsidiary companies	-	22,669,101
	20,596,348	29,621,720

22. CASH FLOW STATEMENTS (cont'd)

(b) Cash and cash equivalents at end of the financial year:

	2004 RM	2003 RM
Fixed deposits with licensed banks	3,455,000	5,595,000
Cash and bank balances	301,576	335,901
	3,756,576	5,930,901

23. SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant transaction undertaken with a related party during the financial year is as follows:

	2004 RM	2003 RM
Rental income from Parkson Corporation Sdn Bhd	4,645,573	3,316,676

During the year, Parkson Corporation Sdn Bhd ("PCSB") ceased to be a subsidiary of the ultimate holding company, Amsteel Corporation Berhad, pursuant to the disposal of PCSB to Lion Diversified Holdings Berhad, a company in which a director of the ultimate holding company has a substantial interest.

The directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

24. CORPORATE INFORMATION

(a) The Company is a private limited company incorporated and domiciled in Malaysia.

(b) The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at No. 105, Jalan Sultan Abdul Jalil, Greentown, 30450 Ipoh, Perak Darul Ridzuan.

(c) The principal activities of the Company consist of property development and investment holding. There have been no significant changes in the activities of the Company during the financial year.

(d) Total number of employees as at the end of the financial year were 57 (2003: 57).

(e) The Company is a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd, a company incorporated in Malaysia.

The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

(f) The financial statements were authorised for issued by the Board of Directors in accordance with a resolution of the directors on 13 September 2004.

25. FINANCIAL INSTRUMENTS

Financial risk management policies

The Company's financial risk management policies seeks to ensure that adequate financial resources are available for the development of the Company's businesses whilst managing its risks. The Company operates within clearly defined guidelines that are approved by the Board and the Company's policy is not to engage in speculative transactions.

The main areas of financial risks faced by the Company and the policy in respect of the major areas of treasury activity are set out as follows:

(a) Credit risk

The Company's exposure to credit risk comes mainly from trade receivables which arose from the provision of retail space for rental and are mainly secured by security deposits before the tenancy commence.

The maximum credit risk associated with recognised financial assets is the carrying amount shown in the balance sheet.

The Company has no significant concentration of credit risk with any single counterparty.

(b) Market risk

For market risk arising from changes in equity prices, the Company manages the disposal of its investments to optimise returns on realisation.

(c) Interest rate risk

The Company's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Company's deposits. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

(d) Liquidity and cash flow risks

To manage liquidity risks, the Company relies on its management of working capital to ensure that the cash flows within the operating cycle are sustainable. Surplus funds are invested in short-term deposits with financial institutions.

Fair values

The fair value of financial assets and financial liabilities approximate their respective carrying values on the balance sheet of the Company.

No disclosure is made for:

(i) balances with holding, ultimate holding and related companies as it is impractical to determine their fair value with sufficient reliability given these balances have no fixed terms of repayment; and

(ii) unquoted shares as it is not practical to estimate the fair value because of the lack of market information and the assumptions used in valuations models to value those investments cannot be reasonably determined.

25. FINANCIAL INSTRUMENTS (cont'd)

Fair values (cont'd)

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

(a) Deposits, cash and bank balances

The carrying amounts of deposits, cash and bank balances approximate fair values due to the relatively short term maturity of these instruments.

(b) Trade and other receivables and payables

The carrying amounts of trade receivables and payables subject to normal trade credit terms. The carrying amounts of other receivables and payables are reasonable estimates of fair value because of their short maturity.

(c) Investment in quoted shares

Quoted shares as the fair values is determined by reference to stock exchange quoted bid prices at the close of the business on the balance sheet date.

26. MATERIAL LITIGATIONS

(a) Special performance of sale and purchase agreements for premises located at Ipoh Parade or alternatively, refund of down payment amounting to RM329,800.

(b) Prior to Lion Ipoh Parade's ("LIP") acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), Total Resources Sdn Bhd ("TR") had acquired the rights of way over two strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

27. SUBSEQUENT EVENT

The Company had on 20 August 2004 accepted a letter of offer from TMW Lion GmbH for the proposed disposal of the shopping complex known as Ipoh Parade for a total cash consideration of RM161.5 million ("Proposed Disposal").

The Proposed Disposal is pending approvals from relevant authorities.

INFORMATION ON LSPSB

1. HISTORY AND BUSINESS

LSPSB is a 70% owned subsidiary of Masbeef, which in turn is a wholly-owned subsidiary of AKR. LSPSB was incorporated in Malaysia under the Act as a private limited company on 3 February 1992 under the name Hartapuri Sdn Bhd and on 24 July 1997, it changed its name to Lion Seremban Parade Sdn Bhd. The principal activities of LSPSB are property development and property investment holding.

The businesses/assets owned by LSPSB are as follow:-

Assets	Registered owner	Location/ title details	Description/ existing use	Audited NBV as at 30 June 2004 (RM'000)	Market value (RM'000)	Encumbrances
Seremban Parade	LSPSB	Held under title number H.S. (D) 92634 PT 5148, Bandar Seremban, Daerah Seremban, Negeri Sembilan Darul Khusus. **Address:-** Lot 4973, Jalan Dato' Bandar Tunggal, 70000 Seremban, Negeri Sembilan	Shopping mall	64,347	85,000	(a) Charged to Southern Investment Bank Berhad (b) Charged to RHB Sakura Merchant Bankers (c) Charge vested from Bank Bumiputra Malaysia Berhad to Bank of Commerce (M) Berhad (d) Transfer of charge from Bumiputra Commerce Bank Berhad to Southern Investment Bank Berhad

Please refer to Section 4.2 of this Circular for additional information on Seremban Parade. Based on the valuation report by Messrs C.H.Williams Talhar & Wong Sdn Bhd, an independent registered valuer, dated 15 August 2004, Seremban Parade is valued at RM90 million under the investment and comparison methods. The valuation was carried out on 28 July 2004. Messrs C.H.Williams Talhar & Wong Sdn Bhd had on 4 March 2005 subsequently revised its valuation of Seremban Parade to RM85 million. The valuation certificate on Seremban Parade is as set out in Appendix IV of this Circular.

As set out in Section 2.3.2 of the Circular, the Acquisition Value for LSPSB Property RM65.84 million.

2. SHARE CAPITAL

As at 31 March 2005, the authorised share capital and the paid-up share capital of LSPSB are as follows:-

	No. of Ordinary Shares	Par Value RM	Total RM
Authorised	25,000	1.00	25,000
Issued and paid-up	10,000	1.00	10,000

Changes in LSPSB's issued and paid-up capital since date of incorporation to 31 March 2005 are as follows:-

Date of allotment	No. of shares allotted	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
03.02.1992	2	1.00	Cash	2
29.07.1993	9,998	1.00	Cash	10,000

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Members, the substantial shareholders of LSPSB as at 31 March 2005 are as follows:-

Name	Citizenship/ Country of Incorporation	Direct Shareholding		Indirect Shareholding	
		No. of Shares ('000)	%	No. of Shares ('000)	%
Masbeef	Malaysia	7,000	70.00	-	-
Amir Nur Sabri bin Dato' Mohamad	Malaysia	3,000	30.00	-	-

4. BOARD OF DIRECTORS

The Directors of LSPSB and their respective shareholdings at 31 March 2005 are as follows:-

Name	Direct Shareholding		Indirect Shareholding	
	No. of Shares ('000)	%	No. of Shares ('000)	%
Ong Kek Seng	-	-	-	-
Tan Cheng Yong	-	-	-	-
Dato' Mohamad bin Haji Ahmad	-	-	-	-

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at 31 March 2005, LSPSB does not have any subsidiary or associated companies.

6. PROFIT AND DIVIDEND RECORD

A summary of the audited financial results of LSPSB for the past five (5) financial years ended 30 June 2004 and unaudited results for the six (6) months period ended 31 December 2004 are as follows:-

	<---Audited---				--->	Unaudited
	<---Year Ended 30 June---				--->	6-month period
	2000	**2001**	**2002**	**2003**	**2004**	**ended 31/12/04**
	(RM'000)	**(RM'000)**	**(RM'000)**	**(RM'000)**	**(RM'000)**	**(RM '000)**
Revenue	8,428	8,958	9,473	9,856	10,159	5,321
(LBT)/ PBT	(4,348)	(1,188)	(3,773)	3,804	(13,493)	1,191
Taxation	(28)	-	-	-	-	-
(LAT)/ PAT	(4,376)	(1,188)	(3,773)	3,804	(13,493)	1,191
Paid-up capital	10,000	10,000	10,000	10,000	10,000	10,000
Net EPS/ (LPS) (RM)	(437.60)	(118.80)	(377.30)	380.40	(1,349.30)	238.20 *
Dividend per ordinary share (RM)	-	-	-	-	-	-

Notes:-

* *Annualised.*

1 *The is no exceptional and extraordinary item during the period under review.*

2 *LSPSB recorded a lower LBT of RM1.2 million for the FYE 30 June 2001 mainly due to lower interest expenses of RM5.7 million (30 June 2000: RM8.6 million).*

3 *In the FYE 30 June 2002, despite the increase in revenue of RM0.5 million, LSPSB recorded a LBT of RM3.8 million mainly due to higher interest expenses amounting to RM9.1 million.*

4 *For the FYE 30 June 2003, LSPSB recorded a PBT of RM 3.8 million mainly due to lower interest expenses amounting to RM1.1 million.*

5 *For the FYE 30 June 2004, LSPSB recorded a LBT of RM13.5 million mainly due to LSPSB recognizing an impairment loss charged to the income statement of RM14.6 million arising from the Proposed Disposal of Seremban Parade.*

6 *For the six (6)-month period ended 31 December 2004, LSPSB recorded a PBT of RM1.2 million mainly due to lower interest expenses amounting to RM1.8 million and lower depreciation charged after recognizing an impairment loss in the previous financial year.*

Company No: 233676 V

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The directors hereby submit their report and the audited financial statements of the Company for the financial year ended 30 June 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Company consist of property development and property investment holding.

There have been no significant changes in the activities of the Company during the financial year.

FINANCIAL RESULTS

	RM
Net loss for the financial year	(13,492,730)
Accumulated losses brought forward	(15,560,118)
Accumulated losses carried forward	(29,052,848)

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year.

DIRECTORS

The directors who have held office since the date of the last report are:

Dato' Mohamad bin Haji Ahmad
Ong Kek Seng
Tan Cheng Yong

DIRECTORS' BENEFITS

Since the end of the previous financial year, no director of the Company has received or become entitled to receive any benefit by reason of a contract made by the Company or a related corporation with any director or with a firm of which a director is a member or with a company in which a director has a substantial financial interest.

Neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, none of the directors holding office at the end of the financial year held any shares in the Company during the financial year.

The director's interests in shares in related company is as follows:

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2003	**Additions**	**Disposals**	**As at 30.6.2004**
Direct interest in shares				
Dato' Mohamad bin Haji Ahmad				
Amsteel Corporation Berhad	184	-	-	184

In addition to the above, a director is also deemed to have an interest in shares of related company by virtue of the options granted to him pursuant to the Executive Share Option Scheme to the extent as follow:

	Option over ordinary shares of RM0.50 each			
	As at 1.7.2003	**Granted**	**Exercised**	**As at 30.6.2004**
Amsteel Corporation Berhad				
Tan Cheng Yong	14,000	-	-	14,000

Other than as disclosed above, the directors holding office at the end of the financial year do not have any other interest in the shares of the Company or its related companies.

OTHER STATUTORY INFORMATION

Before the balance sheet and income statement of the Company were made out, the directors took reasonable steps:

(a) to ascertain the action taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets, which were unlikely to realise in the ordinary course of business their value as shown in the accounting records have been written down to an amount which they might be expected so to realise.

At the date of this report, the directors are not aware of any circumstances:

(a) which would render the amount written off for bad receivables or the amount of allowance for doubtful receivables in the financial statements of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company to meet its obligations as and when they fall due.

In the opinion of the directors:

(a) the results of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Company for the financial year in which this report is made, other than as disclosed in Note 25 to the financial statements.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the directors dated 13 September 2004.



ONG KEK SENG
Director



TAN CHENG YONG
Director

Kuala Lumpur

Company No: 233676 V

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS

We, ONG KEK SENG and TAN CHENG YONG, being two of the directors of LION SEREMBAN PARADE SDN BHD, do hereby state that, in the opinion of the directors, the financial statements set out on pages 54 to 70 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Company as at 30 June 2004 and of its results and cash flows for the financial year ended on that date.

Signed in accordance with a resolution of the directors dated 13 September 2004.





ONG KEK SENG
Director

TAN CHENG YONG
Director

Kuala Lumpur

STATUTORY DECLARATION

I, GOH GEOK POEY, the officer primarily responsible for the financial management of LION SEREMBAN PARADE SDN BHD, do solemnly and sincerely declare that the financial statements set out on pages 54 to 70 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named GOH GEOK POEY at Kuala Lumpur in the Federal Territory on 13 September 2004.



GOH GEOK POEY

Before me




PESURUHJAYA SUMPAH
W-217
P. SETHURAMAN
MALAYSIA

Commissioner for Oaths
Kuala Lumpur

No: 12, Jalan Tun H.S. Lee,
50000 Kuala Lumpur.

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No: 233676 V

REPORT OF THE AUDITORS TO THE MEMBERS OF LION SEREMBAN PARADE SDN BHD

We have audited the financial statements set out on pages 54 to 70. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

(ii) the state of affairs of the Company as at 30 June 2004 and of its results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion, we draw attention to Note 1 to the financial statements which explain the financial position of the Company. As at 30 June 2004, the Company has deficit in shareholders' funds of RM29,042,848 and its current liabilities exceeded its current assets by RM93,673,071 respectively. The continuation of the Company as a going concern is dependent upon its ability to attain future profitable operation and the continuous financial support from its shareholders and payables.



ONG BOON BAH & CO
AF: 0320
Chartered Accountants



WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

Kuala Lumpur
13 September 2004

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O.BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

Company No : 233676 V

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2004

	Note	2004 RM	2003 RM
PROPERTY,PLANT AND EQUIPMENT	3	277,502	287,404
INVESTMENT PROPERTY	4	64,346,498	93,388,000
INVESTMENT - Unquoted shares at cost		6,223	6,223
CURRENT ASSETS			
Inventories	5	23,785	10,636
Trade receivables	6	375,969	727,644
Other receivables, deposits and prepayments	7	498,450	479,631
Tax recoverable		3,416	3,416
Amount due from related companies	8	7,258,456	7,082,627
Short term deposits with licensed banks	9	704,000	3,269,745
Cash and bank balances		876,294	1,125,766
		9,740,370	12,699,465
CURRENT LIABILITIES			
Trade payables	10	404,315	146,865
Other payables and accruals	11	3,201,244	3,128,389
Amount due to ultimate holding company	8	782,113	20,920
Amount due to penultimate holding company	8	43,421,961	42,987,935
Amount due to holding company	8	2,771,220	2,743,933
Amount due to related companies	8	52,832,588	58,494,979
		103,413,441	107,523,021
NET CURRENT LIABILITIES		(93,673,071)	(94,823,556)
		(29,042,848)	(1,141,929)
Financed by:			
SHARE CAPITAL	12	10,000	10,000
REVALUATION RESERVES	13	-	13,687,780
ACCUMULATED LOSSES		(29,052,848)	(15,560,118)
SHAREHOLDERS' FUNDS		(29,042,848)	(1,862,338)
DEFERRED TAXATION	14	-	720,409
		(29,042,848)	(1,141,929)

The accompanying notes form an integral part of the financial statements.

Company No : 233676 V

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	2004 RM	2003 RM
Revenue - discontinuing operation	15 &16	10,158,685	9,855,853
Other operating income		504,955	456,679
Changes in inventories of finished goods		13,149	2,615
Staff costs	17	(879,204)	(791,373)
Depreciation		(58,720)	(152,389)
Other operating expenses		(19,354,896)	(4,484,988)
(Loss)/profit from operations	18		
- Continuing operation		(52,132)	(57,415)
- Discontinuing operation	16	(9,563,899)	4,943,812
		(9,616,031)	4,886,397
Finance costs	19	(3,876,699)	(1,081,929)
(Loss)/profit before taxation		(13,492,730)	3,804,468
Taxation	20	-	-
Net (loss)/profit for the financial year		(13,492,730)	3,804,468

The accompanying notes form an integral part of the financial statements.

Company No : 233676 V

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	Share capital RM	Revaluation reserve RM	Accumulated losses RM	Total RM
Balance at 1 July 2002		10,000	13,687,780	(19,364,586)	(5,666,806)
Net profit for the financial year		-	-	3,804,468	3,804,468
Balance at 30 June 2003		10,000	13,687,780	(15,560,118)	(1,862,338)
Reversal of deferred tax liabilities		-	720,409	-	720,409
Deficit on revaluation of investment property	13	-	(3,388,000)	-	(3,388,000)
Impairment loss	13	-	(11,020,189)	-	(11,020,189)
Net loss for the financial year		-	-	(13,492,730)	(13,492,730)
Balance at 30 June 2004		10,000	-	(29,052,848)	(25,654,848)

The accompanying notes form an integral part of the financial statements.

Company No : 233676 V

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	2004 RM	2003 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
(Loss)/Profit before taxation		(13,492,730)	3,804,468
Adjustments for non-cash items and interests	21(a)	18,481,948	1,172,172
Operating profit before working capital changes		4,989,218	4,976,640
Decrease in trade and other receivables		139,668	9,297
Increase/(Decrease) in trade and other payables		323,635	(4,594,717)
Increase in inventories		(13,149)	(2,615)
Net cash inflow from operating activities		5,439,372	388,605
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(48,818)	(45,983)
Interest received		87,551	114,582
Repayments from related companies		13,602	4,034,655
Net cash inflow from investing activities		52,335	4,103,254
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances from/(Repayments to) ultimate holding company		713,574	(4,207)
Advances from penultimate holding company		1,450	-
(Repayments to)/Advances from holding company		(152)	26,918
Repayments to related companies		(9,021,796)	(4,458,351)
Interest paid		-	(4,110)
Net cash outflow from financing activities		(8,306,924)	(4,439,750)
Net (decrease)/increase in cash and cash equivalents		(2,815,217)	52,109
Cash and cash equivalents at beginning of the financial year		4,395,511	4,343,402
Cash and cash equivalents at end of the financial year	21(b)	1,580,294	4,395,511

The accompanying notes form an integral part of the financial statements.

LION SEREMBAN PARADE SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2004

1. GOING CONCERN

As at 30 June 2004, the Company have a deficit in its shareholders' funds of RM29,042,848 and its current liabilities exceeded its current assets by RM93,673,071. The directors consider it appropriate to prepare the financial statements of the Company on a going concern basis and do not include any adjustments relating to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention, modified by the revaluation of long leasehold land and building unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

The new applicable approved accounting standard adopted in these financial statements is MASB 29: Employee Benefits.

(b) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(i).

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of property, plant and equipment is provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Plant and machinery	15% - 20%
Furniture, fittings and office equipment	2% - 15%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) INVESTMENT PROPERTY

Investment property is an investment in land and building held for long term purposes and are not occupied substantially for use by, or in the operations of the Company and its related companies. Investment property is stated at directors' valuation less impairment loss and are not depreciated. The directors' valuations are based on the latest valuation reports by independent firms of professional valuers using the open market basis. The investment properties will be revalued at least once in every five years. Any surplus arising from revaluation of investment properties will be taken to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective investment properties and any excess of the deficit is charged to the income statement.

On disposal of an investment property the balance of the revaluation reserve attributable to that property is transferred directly to retained earning.

(d) INVESTMENT

Investment is stated at cost and allowance is made where, in the opinion of the directors, there is a permanent diminution in value of an investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(e) RECEIVABLES

Receivables are carried at anticipated realisable value. Bad receivables are written off in the period in which they are identified. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivables.

(f) INCOME TAX

Income tax on the profit or loss for the financial year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) REVENUE RECOGNITION

Revenue from sale of goods is recognised when the goods are delivered.

Revenue from sale of services is recognised upon the performance of services.

Rental income is recognised on an accrual basis in accordance with the substance of the rental agreement.

Commission income is accounted for on an accrual basis unless collectibility is in doubt.

(h) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, demand deposit and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

(i) IMPAIRMENT OF ASSETS

The carrying values of the assets are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverses and impairment loss on a revalued asset, in which case it is taken to equity.

(j) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables and payables. The particular recognition methods adopted are disclosed in the individual accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k) EMPLOYEE BENEFITS

(i) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as expenses in the financial year in which the associated services are rendered by employees of the Company. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increases their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) Defined contribution plans

The Company's contributions to defined contribution plans are charged to income statement in the period to which they relate. Once the contributions have been paid, the Company has no further payment obligations.

3. PROPERTY, PLANT AND EQUIPMENT

	Plant and machinery RM	Furniture, fittings and office equipment RM	Total RM
COST			
At 1 July 2003	957,855	871,564	1,829,419
Additions	44,825	3,993	48,818
At 30 June 2004	1,002,680	875,557	1,878,237
ACCUMULATED DEPRECIATION			
At 1 July 2003	893,105	648,910	1,542,015
Charge for the financial year	20,223	38,497	58,720
At 30 June 2004	913,328	687,407	1,600,735
NET BOOK VALUE			
At 30 June 2004	89,352	188,150	277,502
At 30 June 2003	64,750	222,654	287,404
Depreciation charge for the financial year ended 30 June 2003	69,116	83,273	152,389

4. INVESTMENT PROPERTY

	2004 RM	2003 RM
At valuation		
Leasehold land and building	90,000,000	93,388,000
Impairment loss (Note 16)		
- offset against revaluation reserve (Note 13)	(11,020,189)	-
- charged to the income statement	(14,633,313)	-
	64,346,498	93,388,000

Long term leasehold land buildings were revalued on 31 March 2004 based on valuation carried out by Mr Ku Fuziah Ku Hamzah, a valuer (V508) registered with the Board of Surveyors Malaysia, of C H Williams Talhar & Wong Sdn Bhd, a firm of professional valuers and surveyors, on an open market basis.

Pursuant to the implementation of a Group Wide Restructuring Scheme, the investment property of the Company has been pledged as security for bonds issued by the ultimate holding company and a related company.

5. INVENTORIES

	2004 RM	2003 RM
At cost:		
Consumable store	22,547	9,902
Packaging material	1,238	734
	23,785	10,636

6. TRADE RECEIVABLES

	2004 RM	2003 RM
Trade receivables	852,807	1,046,293
Allowance for doubtful receivables	(476,838)	(318,649)
	375,969	727,644

Generally, the credit term range from 7 to 30 days.

7. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	2004 RM	2003 RM
Other receivables	298,170	279,351
Deposits	196,520	196,520
Prepayments	3,760	3,760
	498,450	479,631

8. AMOUNT DUE (TO)/FROM ULTIMATE/PENULTIMATE/HOLDING AND RELATED COMPANIES

The amounts due from related companies which arose mainly from inter-company advances and payments made on behalf are unsecured, interest bearing of 6.5% or 8% (2003: 1% or 8%) per annum and have no fixed repayment terms.

The amount due to penultimate and ultimate holding companies which arose mainly from inter-company advances and payments made on behalf are unsecured, interest bearing of 1% (2003: 1%) per annum and 6.5% (2003: 8%) per annum respectively and have no fixed repayment terms.

The amount due to holding company which arose mainly from inter-company advances and payments made on behalf is unsecured, interest bearing of 1% (2003: 1%) per annum and has no fixed repayment terms.

The amounts due to related companies which arose mainly from inter-company advances and payments made on behalf are unsecured, interest bearing of 1% or 6.5% (2003: 1% or 8%) per annum and have no fixed repayment terms.

9. SHORT TERM DEPOSITS WITH LICENSED BANKS

The weighted average effective interest rates of deposits at the balance sheet date is 2.32% (2003: 2.89%) per annum.

The average maturities of the deposits as at the end of the financial year is 23 days (2003: 30 days).

10. TRADE PAYABLES

Generally, the credit term is 45 days.

11. OTHER PAYABLES AND ACCRUALS

	2004 RM	2003 RM
Other payables	2,786,052	2,698,261
Accruals	415,192	430,128
	3,201,244	3,128,389

12. SHARE CAPITAL

	2004 RM	2003 RM
Authorised:		
25,000 Ordinary shares of RM1.00 each	25,000	25,000
Issued and fully paid:		
10,000 Ordinary shares of RM1.00 each	10,000	10,000

13. REVALUATION RESERVE

Surplus arising from revaluation of investment property:

	2004 RM	2003 RM
Balance at beginning of the financial year	13,687,780	13,687,780
Reversal of deferred taxation (Note 14)	720,409	-
	14,408,189	13,687,780
Deficit on revaluation of investment property	(3,388,000)	-
Impairment loss (Note 4 & 16)	(11,020,189)	-
Balance at end of the financial year	-	13,687,780

14. DEFERRED TAXATION

Tax effect on revaluation of investment property:

	2004 RM	2003 RM
Balance at beginning and end of the financial year	720,409	720,409
Reversal of deferred taxation (Note 13)	(720,409)	-
Balance at end of the financial year	-	720,409

15. REVENUE

Analysis of revenue are as follows:

	2004 RM	2003 RM
Rental income	8,358,285	8,090,403
Sales of beverages	397,512	418,428
Commission income	312,404	334,925
Car park income	1,090,484	1,012,097
	10,158,685	9,855,853

16. DISCONTINUING OPERATION

On 20 August 2004, the Company accepted letters of offer from TMW Lion GmbH, a wholly-owned subsidiary of TMW Asia Property Fund I GmbH and Co. KG, a German closed-end property fund for institutional investors, for the proposed disposal of its shopping complex known as Seremban Parade.

As a consequence of the proposed disposal, the Company recognised an impairment loss for investment property as follows:

	2004 RM
Impairment loss:	
- offset against revaluation reserve (Note 4 & 13)	11,020,189
- charged to income statement	14,633,313
	25,653,502

The effect of the proposed disposal on the results of the Company for the financial year was as follows:

	2004 RM	2003 RM
Revenue	10,158,685	9,855,853
Operating expenses	(19,722,584)	(4,912,041)
(Loss)/profit from operations	(9,563,899)	4,943,812
Finance costs	(3,875,291)	(1,081,896)
(Loss)/profit before taxation	(13,439,190)	3,861,916
Taxation	-	-
(Loss)/profit after taxation	(13,439,190)	3,861,916
Cash flows		
Cash flows from operating activities	4,869,425	4,906,755
Cash flows from investing activities	(25,821)	20,867
Cash flows from financing activities	(7,662,000)	(4,878,532)
Total cash flows	(2,818,396)	49,090

The effect of the disposal of the property on the financial position of the Company was as follows:

	2004 RM	2003 RM
Proposed disposal of investment property (Note 4)	64,346,498	93,388,000
Proposed disposal of property, plant and equipment	277,502	287,404
Net assets	64,624,000	93,675,404

17. STAFF COSTS

	2004 RM	2003 RM
Salaries, wages and bonus	703,367	622,289
Defined contribution plans	77,385	72,316
Other staff related expenses	98,452	96,768
	879,204	791,373

18. (LOSS)/PROFIT FROM OPERATIONS

(Loss)/profit from operations is arrived at:

	2004 RM	2003 RM
After charging:		
Auditors' remuneration	9,000	8,000
Depreciation	58,720	152,389
Bad receivables written off	-	11,019
Allowance for doubtful receivables	193,188	119,470
Property, plant and equipment written off	-	3,722
Impairment loss for investment property	14,633,313	-
And crediting:		
Rental income	8,358,285	8,090,403
Interest income from:		
- related companies	189,431	80,195
- others	87,551	114,582

19. FINANCE COSTS

	2004 RM	2003 RM
Interest expenses on:		
- penultimate holding company's balance	432,576	448,639
- ultimate holding company's balance	47,619	19,029
- holding company's balance	27,439	27,168
- related companies' balances	3,359,405	581,403
- term loans	-	72,600
Others		
- current	6,670	9,812
- over accrued in prior year	-	(78,302)
Bank charges	2,990	1,580
	3,876,699	1,081,929

20. TAXATION

	2004 RM	2003 RM
Current year	-	-

The numerical reconciliation between the average effective tax rate and the applicable tax rate are as follows:

	2004 RM	2003 RM
(Loss)/profit before taxation	(13,492,730)	3,804,468
	%	%
Applicable tax rate	(20)	20
Expenses not deductible for tax purposes	23	2
Utilisation of previously unrecognised tax losses and capital allowance	(3)	(22)
Average effective tax rate	-	-

The Company has estimated unutilised business losses carried forward of RM8 million (2003: RM9 million) for which no credit has been taken in the financial statements and is subject to agreement with the tax authority.

21. CASH FLOW STATEMENT

(a) Adjustments for non-cash items and interests:

	2004 RM	2003 RM
Allowance for doubtful receivables	193,188	119,470
Depreciation	58,720	152,389
Bad receivables written off	-	11,019
Interest expenses	3,873,709	1,080,349
Interest income	(276,982)	(194,777)
Impairment loss for investment property	14,633,313	-
Property, plant and equipment written off	-	3,722
	18,481,948	1,172,172

(b) Cash and cash equivalents at end of the financial year:

	2004 RM	2003 RM
Short term deposits with licensed banks	704,000	3,269,745
Cash and bank balances	876,294	1,125,766
	1,580,294	4,395,511

22. SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant transaction undertaken with a related party during the financial year is as follows:

	2004 RM	2003 RM
Rental income from Parkson Corporation Sdn Bhd	2,063,354	2,063,354

During the year, Parkson Corporation Sdn Bhd ("PCSB") ceased to be a subsidiary of the ultimate holding company, Amsteel Corporation Berhad, pursuant to the disposal of PCSB to Lion Diversified Holdings Berhad, a company in which a director of the ultimate holding company has substantial interest.

The directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

23. CORPORATE INFORMATION

(a) The Company is a private limited company incorporated and domiciled in Malaysia.

(b) The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Seremban Parade (Basement Floor), Lot 4973, Jalan Dato' Bandar Tunggal, 70000 Seremban, Negeri Sembilan Darul Khusus.

(c) The principal activities of the Company consist of property development and property investment holding. There have been no significant changes in the activities of the Company during the financial year.

(d) Total number of employees as at the end of the financial year were 37 (2003: 39).

(e) The Company is a wholly-owned subsidiary of Masbeef Sdn Bhd, a company incorporated in Malaysia. The directors regard Ayer Keroh Resort Sdn Bhd, a company incorporated in Malaysia, and Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its penultimate holding and ultimate holding companies respectively.

(f) The financial statements were authorised for issued by the Board of Directors in accordance with a resolution of the directors on 13 September 2004.

24. FINANCIAL INSTRUMENTS

Financial Risk Management Policies

The Company's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Company's business whilst managing its risks. The Company operates within clearly defined guidelines that are approved by the Board of Directors for observation in the day-to-day operation for the controlling and management of the risks associated with the financing, investing and operating activities of the Company.

The main areas of financial risks faced by the Company and the policy in respect of the major areas of treasury activity are set out as follows:

(a) Credit risk

The Company's exposure to credit risk comes mainly from trade receivables which arose from the provision of retail space for rental and are mainly secured by security deposits before the tenancy commences.

The maximum credit risk associated with recognised financial assets is the carrying amount shown in the balance sheet.

The Company has no significant concentration of credit risk with any single counterparty.

(b) Interest rate risk

The Company's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Company's deposits. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

(c) Liquidity and cash flow risks

To manage liquidity risks, the Company relies on its management of working capital to ensure that the cash flows within the operating cycle are sustainable. Surplus funds are invested in short-term deposits with financial institutions.

Fair values

The fair value of financial assets and financial liabilities approximate their respective carrying values on the balance sheet of the Company.

No disclosure is made for:

(i) Unquoted shares as it is not practical to estimate the fair value because of the lack of market information and the assumptions used in valuations models to value those investments cannot be reasonably determined; and

(ii) Balances with holding, penultimate holding, ultimate holding and related companies as it is impractical to determine their fair value with sufficient reliability given these balances have no fixed terms of repayment.

24. FINANCIAL INSTRUMENTS (cont'd)

Fair values (cont'd)

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

(a) Short term deposits, cash and bank balances

The carrying amounts of short term deposits, cash and bank balances approximate their fair values due to the relatively short term maturity of these instruments.

(b) Trade and other receivables and payables

The carrying amounts of trade receivables and payables subject to normal trade credit terms. The carrying amounts of other receivables and payables are reasonable estimates of fair value because of their short maturity.

25. SUBSEQUENT EVENT

The Company had on 20 August 2004 accepted a letter of offer from TMW Lion GmbH for the proposed disposal of the shopping complex known as Seremban Parade for a total cash consideration of RM64.6 million ("Proposed Disposal").

The Proposed Disposal is pending approvals from relevant authorities.

VALUATION CERTIFICATE ON IPOH PARADE



C H Williams Talhar & Wong

WTW INTERNATIONAL

C H Williams Talhar & Wong Sdn Bhd (18149-U)

Juruukur Berkanun / Chartered Surveyors
Perunding Harta Antarabangsa / International Property Consultants

13A (1st Floor), Jalan Panglima
P O Box 562
30760 Ipoh
Perak Darul Ridzuan
Malaysia
Tel : 05-241 0611
Fax : 05-255 6536
E-mail: ipoh@wtw.com.my
Website: www.wtw.com.my

Our Ref : V/Ipoh/2900N(Complex)/5/05/HKH

18th April 2005

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs

VALUATION OF PARENT LOT NOS. 2900N, 2902N, 2903N, 2904N 8824N (10488), 8825N (11129), 8691U (11116), 33516 & 33518 TOWN OF IPOH (U), DISTRICT OF KINTA, PERAK [IPOH PARADE EXCLUDING THE MEDICAL CENTRE] FOR "THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY TMW Lion GmbH ("PURCHASER") ON COMPLETION"

This certificate has been prepared for inclusion in the Circular to the Shareholders of Amsteel Corporation Berhad to be dated 19th April 2005 in relation to the proposal.

We received an instruction from Amsteel Corporation Berhad to value the above-mentioned property for the purpose of submission to the Securities Commission, Malaysia.

We have inspected the property on 30th July 2004 and the date of inspection is taken as the date of valuation.

The basis of the valuation is the market value of the subject property. The market value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The valuation has been prepared in accordance with the requirements as set out in the Guidelines on Asset Valuations for Submission to the Securities Commission, Malaysia and the Malaysian Valuation Standards issued by the Board of Valuers, Appraisers and Estate Agents, Malaysia.



Our Ref : V/Ipoh/2900^N(Complex)/5/05/HK

Brief description of the subject property is as follows: -

Property Identification (Title Details, Address)	General Description of Property	Market Value
Parent Lot Nos. : 2900^N, 2902^N, 2903^N, 2904^N, 8824^N (10488), 8825^N (11129), 8691^U (11116), 33516 & 33518, Town of Ipoh (U), District of Kinta, Perak Parent Title Nos. : PN 154814 (Previously CT 22851), PN 154816 (Previously CT 22853), PN 154817 (Previously CT 22854), PN 155166 (CT 22855), PN 68325, PN 68326, PN 50789, PN 154130 (Previously CT 12549) and PN 154131 (Previously CT 12551) Address : Ipoh Parade, 105, Jalan Sultan Abdul Jalil, Greentown, 30450 Ipoh, Perak Darul Ridzuan. Net Lettable Area : 55,222.84 square metres (594,414 square feet) Registered Owners : Lot Nos. 2900^N, 2902^N, 2903^N, 8824^N, 8825^N, 8691^U, 33516 & 33518 - Lion Ipoh Parade Sdn Bhd	The subject property comprises Phase 1 and 2 of the shopping complex known as "Ipoh Parade". Ipoh Parade is an integrated development consisting of shopping complex and medical centre. The shopping complex (Phase 1 & 2) was completed in 1995/1998 whilst the medical centre is partly completed and has been abandoned since 1999. Site Ipoh Parade integrated development comprises 9 adjoining lots. Lot No. 8824^N has a frontage of about 100.58 metres (300 feet) to Jalan Sultan Abdul Jalil whilst Lot Nos. 8691^U, 33516 and 33518 have a total frontage of about 163.07 metres (535 feet) to Jalan Sultan Idris Shah. All the 9 lots extend to a total area of 4.233 hectares (10.461 acres). Building The shopping complex comprises 2 levels of basement car parks, 4 levels of retail and another 2 levels of car parks at level 5 and level 6. Basically, the building is constructed of reinforced concrete framework over all the floors and a reinforced concrete flat slab roof incorporating waterproof membrane. The front driveway is covered with metal deck and skylight roofing canopy. The ceilings of the various floors are mainly of fibrous plastered ceiling, aluminium panels, suspended non-combustible materials on aluminium channels with concealed lights and spotlight power track for promotional area.	**RM179,000,000** Method of Valuation : Investment Method and as a check, we have also adopted the Comparison Method. Date of Valuation : 30th July 2004 Terms of Reference : **ON THE ASSUMPTION THAT THE EXPRESS CONDITIONS OF THE TITLES HAVE BEEN CHANGED TO COMMERCIAL USE AND ALL THE RELEVANT PREMIUM AND CHARGES HAVE BEEN PAID** **"IF ANY PARTY WISHES TO RELY ON THE VALUATION BASED ON THE ASSUMPTION STATED ABOVE, THEN APPROPRIATE ADVICE SHOULD BE SOUGHT SINCE THE VALUE REPORTED IS BASED ON ASSUMPTION THAT IS NOT YET OR FULLY REALISED."** *** The above assumption has been fulfilled. Our recent title searches dated 24th November 2004 confirmed the above.**

Our Ref : V/Ipoh/2900^N(Complex)/5/05/HKH

Property Identification (Title Details, Address)	General Description of Property	Market Value
Lot No. 2904^N – Seritawan Sdn Bhd *** We have been informed by the client that the registered owner for the above lot has been changed to Lion Parade Sdn Bhd. This has been confirmed via our title searches of the above lot on 24th November 2004.** <u>Category of Land Use :</u> Building <u>Tenure :</u> Lot Nos. 2900^N, 2902^N, 2903^N & 2904^N – Leasehold 999 years expiring on 30.12.2893 Lot Nos. 8824^N & 8825^N – Leasehold 999 years expiring on 12.12.2889 Lot No. 8691^U – Leasehold 999 years expiring on 22.11.2893. Lot No. 33516 – Leasehold 999 years expiring on 19.12.2894. Lot No. 33518 – Leasehold 999 years expiring on 4.1.2885. <u>Express Condition :</u> Lot Nos. 2900^N, 2902^N, 2903^N, 2904^N, 8824^N, 8825^N, 33516 & 33518 : Kediaman – Sebuah Rumah Kediaman. Lot No. 8691^U : Perniagaan – Bangunan Kedai	<u>Building</u> (cont'd) Walls are of infilling brickwork, cement rendered and painted. Partitioning for the shoplots are mainly of aluminium framed glass panels, gypsum boards, plastered bricks and frameless glass panels. The ground floor entrances to the shopping complex are fitted with sliding frameless tempered glass panel doors. Floor finishes are of non-slip floor tiles for the foyer and food court area, homogenous ceramic floor tiles, carpet, mosaic, vinyl and marble slabs for the shopping arcade. The walls in the lift lobbies are finished with ceramic tiles. The building is equipped with modern fire fighting system, centralised air-conditioning system, 24-hour security and 4 lifts. It also has 1,147 car parking bays. The gross built-up area excluding the car parks as provided by the client is 88,774.10 square metres. The net lettable retail space is as follows:- Basement 1: 4,930.36 square metres Level 1 : 10,671.95 square metres Level 2 : 12,178.00 square metres Level 3 : 13,663.62 square metres Level 4 : <u>13,778.91 square metres</u> <u>55,222.84 square metres</u> At the time of inspection, the building was either tenanted to various tenants or vacant. The occupancy rate is estimated to be about 89%. The building is generally in a good state of repair and commensurate with the age of the building.	Refer to Page 2

Our Ref : V/Ipoh/2900^{N}(Complex)/5/05/HKH

Property Identification (Title Details, Address)	General Description of Property	Market Value
*** The Express Conditions of the above titles have been changed to "Perniagaan – Pusat Membeli Belah". This has been confirmed via our title searches on 24th November 2004.** Restriction In Interest : - **Note** **Lot Nos. 10488, 11129 & 11116 have been issued with new land titles and the new Lot Nos. are 8824^{N}, 8825^{N} and 8691U respectively.** **Lot Nos. 33516 & 33518 have been amalgamated and are identified as Lot No. 8772^{U} on the Perak Revenue Survey Sheet.** **The express conditions of all the titles are still under residential use except for Lot No. 8691^{U} which is meant for commercial use. We have been given to understand by the client that they will apply for strata titles for the shopping complex and the medical centre which will entail amalgamation of the existing titles into a master title and the express condition for commercial building is envisaged to be reflected in the master title.** *** The Express Conditions of the above titles have been changed to "Perniagaan – Pusat Membeli Belah". This has been confirmed via our title searches on 24th November 2004.** **We were given to understand that a portion of Lot 2900^{N} has been sold and the client has applied for subdivision of this lot.**		Refer to Page 2

Our Ref : V/Ipoh/2900^N(Complex)/5/05/HKH

We have valued the property as mentioned above by the Investment and Comparison Methods of Valuation vide our Valuation Report under Reference No. V/Ipoh/2900^N(Complex)/4/04/AS dated 15th August 2004 and our revised valuation Reference No. V/Ipoh/2900^N(Complex)/5/05/HKH dated 4th March 2005.

In our opinion, the market value of the subject property as at 30th July 2004 free from all encumbrances is RM179,000,000/- (Ringgit Malaysia: One Hundred and Seventy-Nine Million Only).

Yours faithfully
for and on behalf of
C H Williams Talhar & Wong Sdn Bhd



HENG KIANG HAI
B.Surv (Hons) Prop. Mgt.
MBA (Real Estate), MISM
Registered Valuer (V-486)

VALUATION CERTIFICATE ON SEREMBAN PARADE



C H Williams Talhar & Wong

WTW INTERNATIONAL

C H Williams Talhar & Wong Sdn Bhd (18149-U)

Juruukur Berkanun / Chartered Surveyors — Perunding Harta Antarabangsa / International Property Consultants

1st Floor, Kompleks Negeri
7A, Jalan Krishnan
70000 Seremban
Negeri Sembilan
Malaysia
Tel : 06-765 3355
Fax : 06-765 3360
E-mail: seremban@wtw.com.my
Website: www.wtw.com.my

Our Ref : WTWSBN 574/05/KF/ri

Date : 18th April 2005

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs

**LOT NO. PT 5148 (NEW LOT NO. 20871)
TOWN OF SEREMBAN, DISTRICT OF SEREMBAN, NEGERI SEMBILAN
[SEREMBAN PARADE EXCLUDING THE MUNICIPAL COUNCIL OFFICE PREMISES MEASURING 3101.11 SQUARE METRES (33,380 SQUARE FEET) ON THE 5TH FLOOR]
FOR THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM 1.00 EACH IN LION SEREMBAN PARADE SDN BHD FOR A CASH CONSIDERATION OF RM 0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS / LIABILITIES TO BE TAKEN OVER BY TMW Lion GmbH ("PURCHASER") ON COMPLETION.**

This certificate has been prepared for inclusion in the Circular to Shareholders of Amsteel Corporation Berhad to be dated 19th April 2005 in relation to the above proposal.

We received an instruction from Amsteel Corporation Berhad to value the above-mentioned property for the purpose of submission to the Securities Commission, Malaysia.

We have carried out an inspection of the property and as instructed, the material date of valuation is taken as at 28th July 2004.

The basis of the valuation is the market value of the subject property. The market value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The valuation has been prepared in accordance with the requirements as set out in the Guidelines on Asset Valuations for Submission to the Securities Commission, Malaysia and the Malaysian Valuation Standards issued by the Board of Valuers, Appraisers and Estate Agents, Malaysia.



Our Ref : WTWSBN 574/05/KF/ri

Brief description of the subject property are as follows: -

Property Identification (Title Details, Address)	General Description of Property	Market Value
Lot No. : Lot No. PT 5148 (New Lot No. 20871), Town of Seremban, District of Seremban, Negeri Sembilan Title No. : HS (D) 92634 Address : Seremban Parade, Lot 4973, Jalan Dato' Bandar Tunggal, 70000 Seremban, Negeri Sembilan Provisional Land Area: 19,651.5 square metres Survey Land Area As Per Certified Plan No. 35217 : 19,261 square metres Registered Owner : LION SEREMBAN PARADE SDN. BHD. Tenure : Leasehold 99 years expiring on 3rd October 2094 (unexpired term of approximately 90 years) Category of Land Use : Building Express Condition : Tanah yang terkandung dalam hakmilik ini hendaklah digunakan untuk bangunan pejabat dan kediaman sahaja *** The Express Condition of the above title has been changed to "Tanah ini hendaklah digunakan untuk bangunan perniagaan sahaja". This has been confirmed via our title search on 6th December 2004.**	The subject property is known as Seremban Parade erected on Lot No. PT 5148 (New Lot No. 20871), Town of Seremban, District of Seremban, Negeri Sembilan. Site The site, a corner lot, is regular in shape with ample frontages onto Jalan Dato Bandar Tunggal, Jalan Yam Tuan and Jalan Stesen. It has a surveyed land area of 19,261 square metres. The land is generally flat and lies at about the same level with the frontage roads. Building The building is constructed of reinforced concrete framework with plastered brickwalls and a reinforced concrete flat roof. Ceiling is generally of fibrous plaster, aluminium strips, flat sheets and fairface concrete. Floor finishes are mainly of homogeneous ceramic tiles, carpet, mosaic, vinyl sheets and marble slabs for the retail space and corridors and cement screed for loading areas, stores and other services and ancillary areas. Vertical access between floors are by means of escalators, lifts and reinforced concrete staircases. The accommodation of the building is planned as follows: - Basement Floor Department store, supermarket space (Giant supermarket), management office, AHU, lift lobbies, male and female toilets and car parking bays. Ground Floor Foyer, concourse, department store, retail lots, loading bay, AHU, lift lobbies and male and female toilets.	**RM85,000,000/-** Method of Valuation: Investment Method, as a check, we have also adopted the Comparison Method. Date of Valuation : 28th July 2004 Term of Reference: **ON THE ASSUMPTIONS THAT THE EXPRESS CONDITIONS OF THE TITLE OF THE SUBJECT PROPERTY HAVE BEEN CHANGED TO COMMERCIAL USE AND ALL THE RELEVANT PREMIUM AND CHARGES HAVE BEEN.** **"IF ANY PARTY WISHES TO RELY ON THE VALUATION BASED ON THE ASSUMPTIONS STATED ABOVE, THEN APPROPRIATE PROFESSIONAL ADVICE SHOULD BE SOUGHT SINCE THE VALUE REPORTED IS BASED ON ASSUMPTIONS THAT ARE NOT YET OR FULLY REALISED".** *** The above assumptions have been fulfilled. Our recent title search dated 6th December 2004 confirmed the above.**

Our Ref : WTWSBN 574/05/KF/ri

Property Identification (Title Details, Address)	**General Description of Property**	**Market Value**
Restriction In Interest : Tanah yang diberimilik ini tidak boleh dipindahmilik, dipajak, digadai melainkan dengan kebenaran bertulis daripada Pihak Berkuasa Negeri.	First Floor Department store, retail lots, AHU, lift lobbies and male and female toilets. Second Floor Food court, amusement arcade, retail lots, AHU, lift lobbies and male and female toilets. Third Floor Cineplex, retail lot, car parking bays, AHU, lift lobbies and toilets. Fourth Floor Upper part of cineplex, car parking bays, AHU, lift lobbies and toilets. Fifth Floor Municipal council office, bowling alley, retail lots, car parking bays, lift lobbies, AHU, and male and female toilets. A total of 698 car-parking bays are provided within the complex. The net lettable floor area of the subject property as extracted from the tenancy schedule made available to us are as follows: - Level — Net Lettable Area Basement Floor — 41,656 sq.feet Ground Floor — 62,610 sq.feet 1st Floor — 74,651 sq.feet 2nd Floor — 66,406 sq.feet 3rd Floor — 33,147 sq.feet 5th Floor — 38,377 sq.feet ----------- -------------------- Total — 316,847 sq.feet ====== ============	Please refer to Page 2

Our Ref : WTWSBN 574/05/KF/ri

Property Identification (Title Details, Address)	General Description of Property	Market Value
	The abovestated net lettable areas do not include the Municipal Council office on the fifth floor which we were informed by the client encompasses a floor area of 3101.11 square metres (33,380 square feet). Repairs and Maintenance At the time of our inspection, we noted that the building was generally in a good state of repair. The building is currently managed by Lion Seremban Parade Sdn. Bhd. Occupation Based on the tenancy schedule as at 30th July 2004 made available to us, the occupancy rate is approximately 82.86%. The achieved average occupancy rate between 1999 to 2003 is about 82.67%. Services Piped water, electricity and telephone facilities are connected to the building. Modern water borne sanitation is installed. Modern fire-fighting facilities such as wet riser, sprinkler system, powder extinguisher (CO_2) and break-glass system are available within the complex. Air-conditioning is centralized whilst alarm system and PA system are also installed. The subject property is located within the Municipality of Seremban and municipal services are provided by the Local Authority. Planning Provisions Upon our informal verbal enquiries at the Planning Department, Seremban Municipal Council, we were informed that the subject property is located within an area zoned for commercial use.	Please refer to Page 2

Our Ref : WTWSBN 574/05/KF/ri

Property Identification (Title Details, Address)	General Description of Property	Market Value
	The subject property has been approved in principle for the development of six (6) storey podium block, 34 storey office block, 29 storey hotel block and 29 storey condominium block vide the approval letter from Majlis Perbandaran Seremban with its reference Bil.(4) dlm.MPS(P)85/1178/95/01 dated 30th September 1996. The Certificates of Fitness for Occupation of nos. 72/97 and 73/97 were issued by the Majlis Perbandaran Seremban on 21st July 1997 with its file reference nos. MPS.B.KB6-8/94 and MPS.B.KB6-2/95.	Please refer to Page 2

We have valued the property as mentioned above by the investment and comparison methods of valuation vide our Valuation Report under Reference No. WTWSBN 988/2004/AA/ri dated 15th August 2004 and our revised valuation Reference No. WTWSBN 574/05/KF/ri dated 4th March 2005.

In our opinion, the market value of the subject property as at 28th July 2004 free from encumbrances is RM85,000,000/- (Ringgit Malaysia : Eighty Five Million Only).

Yours faithfully
for and on behalf of
C H Williams Talhar & Wong Sdn Bhd



KU FUZIAH KU HAMZAH
BSc Urban Land Administration, MISM, APEPS
Registered Valuer (V-508)

PROFORMA CONSOLIDATED BALANCE SHEET OF AMSTEEL AS AT 30 JUNE 2004 TOGETHER WITH THE REPORTING ACCOUNTANTS' LETTER

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

19 April 2005

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs,

AMSTEEL CORPORATION BERHAD
PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2004

We have reviewed the proforma consolidated balance sheets of Amsteel Corporation Berhad ("Amsteel") and its subsidiary companies ("the Group") as at 30 June 2004, together with the notes thereto, for which the Directors of Amsteel are solely responsible, as set out in the accompanying statement for inclusion in the Circular to Bursa Malaysia Securities Berhad to be dated 19 April 2005 in connection with the proposed disposal of 100% equity interest in Lion Ipoh Parade Sdn Bhd ("LIPSB") and 70% equity interest in Lion Seremban Parade Sdn Bhd ("LSPSB") to TMW Lion GmbH.

In our opinion, the proforma consolidated balance sheets, which are provided for illustrative purposes only, have been compiled on the bases and assumptions set out in the accompanying notes to the proforma consolidated balance sheets and is presented on a basis consistent with the accounting policies normally adopted by the Group.

Yours faithfully,



ONG BOON BAH & CO
AF: 0320
Chartered Accountants



WONG SOO THIAM
1315/12/06(J)
Partner of the Firm

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2004

The following proforma consolidated balance sheets of Amsteel and its subsidiary companies have been prepared solely to illustrate the proforma effects of the proposed disposals as if the transactions have been completed as at 30 June 2004.

	Audited as at 30.6.2004 RM'000	Proforma RM'000
Property, plant and equipment	714,114	697,762
Associated companies	197,050	197,050
Land and development expenditure – non-current portion	284,919	284,919
Interest in joint-ventures	31	31
Investment properties	225,713	-
Investments	1,291,918	1,291,912
Deferred expenditure	217	217
Goodwill on consolidation	58,193	55,872
Deferred tax assets	2,741	2,741
	2,774,896	2,530,504
Current assets	1,222,851	1,158,150
Current liabilities	(1,215,608)	(907,450)
Net current assets	7,243	250,700
	2,782,139	2,781,204
Financed by:		
Share capital	1,331,175	1,331,175
Share premium	230,188	230,188
Revaluation reserves	197,201	194,341
Other reserves	569,375	569,375
Accumulated losses	(2,114,490)	(2,112,350)
	213,449	212,729
Minority interests	51,977	51,977
ACB Bonds and USD Debts	2,486,839	2,486,839
Long term loans	669	669
Finance lease liabilities	293	293
Deferred liabilities	8,097	8,097
Deferred tax liabilities	20,815	20,600
	2,782,139	2,781,204
Net tangible assets	155,039	156,640
Net tangible assets per share (sen)	11.65	11.77

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEETS

1 Basis of preparation

The proforma consolidated balance sheets have been prepared based on audited balance sheets of LIPSB and LSPSB and audited consolidated balance sheets of Amsteel as at 30 June 2004 and is provided solely for illustrative purposes to show the effects of the following transactions on the assumption that they are effected as at that date.

The proforma consolidated balance sheets have been presented on a basis consistent with the accounting policies normally adopted by the Group.

2 Proforma

The proforma incorporates the effects of the disposal of LIPSB, a wholly owned subsidiary of Ayer Keroh Sdn Bhd ("AKR"), which in turn is a 70% owned subsidiary of Amsteel, for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH ("Purchaser") on completion and disposal of LSPSB, a 70% owned subsidiary of Masbeef Sdn Bhd, which in turn is a wholly-owned subsidiary of AKR, which in turn is a 70% owned subsidiary of Amsteel, for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the Purchaser on completion. (collectively referred to as the "Proposed Disposals")

3 Rational of the Proposed Disposals

The Proposed Disposals are in line with the Amsteel Group's debts restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

4 Effects on reserves

The movement of the revaluation reserves and accumulated losses after taking into account the above transactions are as follows:

	Revaluation reserves RM'000	Accumulated losses RM'000
As at 30 June 2004	197,201	(2,114,490)
Proposed Disposals		
- surplus on revaluation reserves	2,844	-
- realisation of revaluation reserves	(5,704)	5,704
- loss on disposals *	-	(3,564)
As shown in proforma	194,341	(2,112,350)

* Includes estimated expenses for the Proposed Disposals of RM1.6 million.

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors of Amsteel who collectively and individually accept full responsibility for the accuracy of the information contained in this Circular. The Directors confirm that, after making all enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there are no other material facts, the omission of which would make any statement herein misleading.

2. CONSENTS

OSK, Messrs Ong Boon Bah & Co and Messrs C.H. Williams Talhar & Wong Sdn Bhd have given and have not subsequently withdrawn their written consents to the inclusion in this Circular of their name and all references thereto in the form and manner in which they appear.

3. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Amsteel or its subsidiaries during the two (2) years immediately preceding the date of this Circular:-

(i) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte. Ltd., Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part for the acquisition by Lion Diversified Holdings Berhad of:-

(a) 14,800,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Venture Pte Ltd from Natvest Parkson Sdn Bhd (20%), Sukhothai Food Sdn Bhd (18.2%), Parkson Retail Consulting and Management Sdn Bhd (11.8%), LLB Nominees Sdn Bhd (20%) and Lion Asia Investment Pte Ltd (30%);

(b) 10,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Investment Pte Ltd from Natvest Parkson Sdn Bhd (18%), Sukhothai Food Sdn Bhd (27%), Parkson Retail Consulting and Management Sdn Bhd (7%), LLB Nominees Sdn Bhd (18%) and Lion Asia Investment Pte Ltd (30%);

(c) 100 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Supplies Pte Ltd from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte Ltd (30%);

(d) 1,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Glomart Pte Ltd from Timuriang Sdn Bhd (70%) and Lion Asia Investment Pte Ltd (30%);

(e) 2 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Pacific Pte Ltd from Angkasa Marketing (Singapore) Pte Ltd;

(f) 50,000,002 ordinary shares of RM1.00 each representing 100% equity interest in Parkson Corporation Sdn Bhd from Timuriang Sdn Bhd;

(g) 500,000 ordinary shares of RM1.00 each representing 100% equity interest in Xtra Supercenter Sdn Bhd from Timuriang Sdn Bhd;

(h) 2 ordinary shares of RM1.00 each representing 100% equity interest in Serbadagang Holdings Sdn Bhd from Timuriang Sdn Bhd;

(i) 4,500,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Management Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%); and

(j) 2 ordinary shares of HKD1.00 each representing 100% equity interest in Exonbury Limited from Ambang Jaya Sdn Bhd (50% of the shares are held through Benavon Nominee Limited);

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value of 5-Year 2% redeemable convertible unsecured loan stock payable by Lion Diversified Holdings Berhad to Amsteel Corporation Berhad, Lion Asia Investment Pte. Ltd. and LLB Nominees Sdn Bhd;

(ii) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Corporation Berhad, Angkasa Marketing (Singapore) Pte. Ltd. and Umatrac Enterprises Sdn Bhd (collectively, "the Vendors") of the one part and LDH (S) Pte. Ltd., a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the other part, for the acquisition by LDH (S) Pte. Ltd. of up to a maximum of 226,849,626 ordinary shares of RM1.00 each representing approximately 24.68% equity interest in Lion Corporation Berhad which are not accepted by the eligible shareholders of Lion Corporation Berhad (i.e. excluding Tan Sri William Cheng Heng Jem and Datuk Cheng Yong Kim and parties acting in concert with them) pursuant to a renounceble restricted offer for sale of the 226.8 million ordinary shares of RM1.00 each in Lion Corporation Berhad to be undertaken by the Vendors, at the price of RM1.00 per share in cash;

(iii) Put and Call Option Agreement dated 6 September 2003 between Tan Sri Cheng Heng Jem, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang, Amsteel Corporation Berhad, Lion Industries Corporation Berhad and Lion Asia Investment Pte. Ltd., whereby in consideration of the sum of RM1.00 only paid by Amsteel Corporation Berhad, Lion Industries Corporation Berhad and Lion Asia Investment Pte. Ltd. to Tan Sri Cheng Heng Jem, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang and vice versa and in further consideration of the mutual agreements contained in therein, the parties agreed, inter alia that:

(a) Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim ("Grantors") grant Amsteel Corporation Berhad a double put option to require the Grantors to purchase; and

(b) Amsteel Corporation Berhad grant the Grantors a multiple call option to purchase;

a total of RM92,630,000 5-Year 2% redeemable convertible unsecured loan stocks at the nominal value of RM1.00 each to be issued by Lion Diversified Holdings Berhad pursuant to the Sale and Purchase of Shares Agreement dated 6 September 2003 ("LDHB RCULS") (including such shares converted from the LDHB RCULS ("LDHB Shares")), at the consideration to be calculated as follows:-

(a) in respect of the LDHB RCULS, at the aggregate nominal value for each of the LDHB RCULS plus interest less coupon paid at the exercise date; and

(b) in respect of the LDHB Shares, such number of LDHB Shares times the conversion price plus interest less dividend paid as at the exercise date;

(iv) Conditional Sale and Purchase Agreement dated 16 December 2003 entered between Lion Mahkota Parade Sdn Bhd, a 99.99% owned subsidiary of Lion Diversified Holdings Berhad, Ayer Keroh Resort Sdn Bhd and Hektar Black Sdn Bhd for the sale of the shopping mall known as Mahkota Parade together with the leasehold land measuring approximately 13.1 acres which is held under H.S. (D) 49714, PT 501, Town Area XLII, District of Melaka Tengah, Melaka for a cash consideration of RM146.59 million;

(v) Supplemental Agreement dated 25 March 2004 between Amsteel Group Vendors (comprising Ambang Jaya Sdn. Bhd., Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte. Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part to the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transaction contemplated in the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003;

(vi) Supplemental Trust Deed dated 29 March 2004 between Amsteel Corporation Berhad and Bumiputra-Commerce Trustee Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption date of 31 December 2003 and amounts payable to the bondholders;

(vii) Supplemental SPV Facility Agreement dated 29 March 2004 between Amsteel Harta (L) Ltd and RHB Bank (L) Ltd amending certain terms in the SPV Facility Afreement dated 14 March 2003 including variation to the repayment date of 31 December 2003 and amounts payable to the debtholders;

(viii) Letter of Offer dated 11 August 2004 from TMW Lion GmbH, duly accepted by Lion Ipoh Parade Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70% owned subsidiary of Amsteel Corporation Berhad, wherein TMW Lion GmbH offered to purchase from Lion Ipoh Parade Sdn Bhd the shopping complex known as Ipoh Parade (excluding an annexed block of a proposed medical centre partially constructed up to six (6) storeys with one (1) basement level), erected on nine (9) pieces of 999 years leasehold land expiring between 2885 and 2894, held under land titles Pajakan Negeri 154816 for Lot 2902N Bandar Ipoh (U), Pajakan Negeri 154817 for Lot 2903N Bandar Ipoh (U), part of Pajakan Negeri 154814 for Lot 2900N Bandar Ipoh (U), Pajakan Negeri 68326 for Lot 8825N Bandar Ipoh (S), Pajakan Negeri 50789 for Lot 8691U Bandar Ipoh (U), Pajakan Negeri 154130 for Lot 33516 Bandar Ipoh (U) and Pajakan Negeri 154131 for Lot 33518 Bandar Ipoh (U) and CT22855 for Lot 2904N Town of Ipoh, all in Daerah Kinta, Negeri Perak, with a total land area measuring approximately 10.212 acres, for a total cash consideration of RM161,525,000.00;

(ix) Letter of Offer dated 11 August 2004 from TMW Lion GmbH, duly accepted by Lion Seremban Parade Sdn Bhd, a 70% owned subsidiary of Masbeef Sdn Bhd, which in turn is a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70% owned subsidiary of Amsteel Corporation Berhad, wherein TMW Lion GmbH offered to purchase from Lion Seremban Parade Sdn Bhd the shopping complex known as Seremban Parade (excluding the municipal council office premises measuring approximately 33,380 square feet located on the fifth (5th) floor inclusive of lift lobby on the ground floor of the shopping complex belonging to Majlis Perbandaran Seremban), erected on a 99 years leasehold land expiring on 3 October 2094, held under land title H.S. (D) 92634 PT 5148, Bandar Seremban, Daerah Seremban, Negeri Sembilan Darul Khusus, with a total land area measuring approximately 4.856 acres, for a total cash consideration of RM64,624,000.00;

(x) Share sale and purchase agreement dated 8 November 2004 entered between Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel Corporation Berhad, Sea World Attraction Sdn Bhd ("Sea World"), a wholly-owned subsidiary of AKR, and TMW Lion GmbH ("TMW") for the disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value of RM164,520,000 to be adjusted for the net trade assets/liabilities to be taken over by TMW on completion;

(xi) Share sale and purchase agreement dated 8 November 2004 entered between Masbeef Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70% owned subsidiary of Amsteel Corporation Berhad, Amir Nur Sabri bin Mohamad, and TMW Lion GmbH ("TMW") for the disposal of 100% equity interest comprising 10,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value of RM65,838,000 to be adjusted for the net trade assets/liabilities to be taken over by TMW on completion.

4. MATERIAL LITIGATIONS, CLAIMS AND ARBITRATION

Save as disclosed below, Amsteel and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Directors of Amsteel have no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Amsteel or its subsidiaries:-

(i) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, *inter alia*, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Claim. The matter was fixed for mention on 24 January 2005 before the High Court Judge to fix the hearing date. As there is no judge presiding in Ipoh High Court Number 1, the matter is now further adjourned to 26 April 2005 for case management.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages and LIP is working closely with the solicitors to take such relevant actions to expedite the resolution of the case,

(ii) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The hearing for an application by the Respondents to strike out the Originating Petition on 14 December 2004 was adjourned and the matter is fixed for further mention on 22 June 2005.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Original Petition.

(iii) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the Court had allowed Ambang Maju application to amend its Statement of Defence on 1 April 2004. The matter is now fixed for further mention on 22 June 2005.

The Directors have been advised that Ambang Maju has a defence to the claim.

(iv) In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, Amsteel Equity Capital Sdn Bhd (formerly Amsteel Securities (M) Sdn Bhd) ("AEC") claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. The case is fixed for full trial on 10 and 11 October 2005.

The Directors have been advised that AEC has reasonable grounds for the claims.

(v) In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, AEC claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). Adjudication order and receiving order have been adjudged against Goh Chee Khen by Maybank under Suit No: 29-4770-2000 in Shah Alam High Court on 7 July 2004. Lim Tee Keong has been adjudged bankrupt and proof of debt was filed on 21 May 2003. The matter in relation to Lew Tsui Eng (as the administrator of Chew Kar Hooi) which came up for case management on 18 April 2005 is not fixed for full hearing on 28 February 2006.

The Directors have been advised that AEC has reasonable grounds for the claims.

(vi) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AEC claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. Promet Berhad's appeal against Summary Judgment which was scheduled for hearing on 7 April 2005 has been adjourned to 9 August 2005.

The Directors have been advised that AEC has reasonable grounds for the claims.

(vii) In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, AEC claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Kam Hock Aun. Teong Teck Leng had been declared bankrupt. A Notice to Attend Pre-trial Case Management was filed in Court to proceed against the defendant Kam Hock Aun.

The Directors have been advised that AEC has reasonable grounds for the claims.

(viii) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against AEC and nine (9) others wherein it was alleged, *inter alia*, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is fixed for mention on 25 March 2005. The matter is fixed for case management on 25 April 2005.

The Directors have been advised that AEC has a defence to the claim.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the registered office of Amsteel during normal office hours on any week day (except public holidays) from the date of this Circular up to and including the date of the EGM:

(i) Memorandum and Articles of Association of Amsteel, LIPSB and LSPSB;

(ii) Audited consolidated financial statements of Amsteel for the two (2) financial years ended 30 June 2003 and 30 June 2004 and the unaudited interim report for the six (6)-months period ended 31 December 2004;

(iii) Audited financial statements of LIPSB and LSPSB for the two (2) financial years ended 30 June 2003 and 30 June 2004 and the unaudited financial statements for the six (6)-months period ended 31 December 2004;

(iv) The proforma consolidated balance sheet of Amsteel as at 30 June 2004 together with the Reporting Accountants' letter thereon referred to in Appendix V;

(v) The valuation certificates referred to in Appendix III and IV, valuation reports on Ipoh Parade and Seremban Parade both dated 15 August 2004, respectively, and the revised valuation dated 4 March 2005;

(vi) The agreements referred to in Section 2 of this Circular;

(vii) The letters of consent referred to in Section 2 of this Appendix;

(viii) The material contracts referred to in Section 3 of this Appendix; and

(ix) The relevant cause papers in respect of the material litigation, claims and arbitration referred to in Section 4 of this Appendix.



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 4 May 2005 at 10.00 am for the purpose of considering and if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION 1 – PROPOSED DISPOSAL OF LION IPOH PARADE SDN BHD ("LIPSB")

THAT, subject to the approvals of the relevant authorities and pursuant to the share sale and purchase agreement dated 8 November 2004 entered into among Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel Corporation Berhad ("Amsteel"), Sea World Attraction Sdn Bhd ("Sea World"), a wholly-owned subsidiary of AKR and TMW Lion GmbH ("TMW"), a subsidiary of TMW Asia Property Fund I GmbH & Co KG, approval be and is hereby given to AKR to dispose of its entire 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in LIPSB to TMW for a cash consideration of RM1.00 and the settlement of inter-company balances owing by LIPSB to Sea World based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW on completion ("Proposed Disposal of LIPSB") AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal of LIPSB, with full power to assent to any conditions, modifications, variations and/or amendments as may be necessary or required by the relevant authorities.

ORDINARY RESOLUTION 2 – PROPOSED DISPOSAL OF LION SEREMBAN PARADE SDN BHD ("LSPSB")

THAT, subject to the approvals of the relevant authorities and pursuant to the sale and purchase agreement dated 8 November 2004 entered into among Masbeef Sdn Bhd ("Masbeef"), a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR"), and TMW Lion GmbH ("TMW"), a subsidiary of TMW Asia Property Fund I GmbH & Co KG, approval be and is hereby given to Masbeef to dispose of its entire 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in LSPSB to TMW for a cash consideration of RM0.70 and the settlement of inter-company balances owing by LSPSB to Masbeef based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW on completion ("Proposed Disposal of LSPSB") AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal of LSPSB, with full power to assent to any conditions, modifications, variations and/or amendments as may be necessary or required by the relevant authorities.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
19 April 2005

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
3. *The instrument of proxy shall be deposited at the Company's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*
4. *Form of Proxy sent through facsimile transmission shall not be accepted.*



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No. / Company No. ....

of ....

being (a) member/member(s) of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 4 May 2005, at 10.00 am or at any adjournment thereof.

ORDINARY RESOLUTIONS		FOR	AGAINST
Ordinary Resolution 1	**– Proposed Disposal of Lion Ipoh Parade Sdn Bhd**		
Ordinary Resolution 2	**– Proposed Disposal of Lion Seremban Parade Sdn Bhd**		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this ....day of .... 2005.

No. of shares .... Signed ....

In the presence of ....

Representation at Meeting:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
3. *The instrument of proxy shall be deposited at the Company's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*
4. *Form of Proxy sent through facsimile transmission shall not be accepted.*



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